UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

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In re INFINITY Q DIVERSIFIED ALPHA FUND AND INFINITY Q VOLATILITY ALPHA FUND, L.P. SECURITIES LITIGATION	: : : : : : :	Civil Action No. 1:21-cv-01047-FB-MMH CLASS ACTION CONSOLIDATED COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS
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This Document Relates To: ALL ACTIONS.	: : :	
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Lead Plaintiff Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") and plaintiff Dominus Multimanager Fund, Ltd. ("Dominus") (collectively, "plaintiffs"), individually and on behalf of all other persons similarly situated, by their undersigned attorneys, bring this Complaint against defendants Infinity Q Capital Management LLC ("Infinity Q" or the "Adviser"), Trust for Advised Portfolios, Infinity Q Volatility Alpha Fund, L.P. (the "Volatility Master Fund"), Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Volatility Feeder Fund"), Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, Steven J. Jensen, James Velissaris ("Velissaris"), Leonard Potter, Scott Lindell, Quasar Distributors, LLC, U.S. Bancorp Fund Services, LLC ("U.S. Bancorp" or "Administrator"), EisnerAmper LLP, Bonderman Family Limited Partnership, LP ("Bonderman"), and Infinity Q Management Equity, LLC, and allege the following based upon personal knowledge as to plaintiffs and plaintiffs' own acts, information, and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through plaintiffs' attorneys, which included, among other things, a review of defendants' public documents, announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, periodic reports, marketing materials, wire and press releases published by and regarding the Infinity Q Diversified Alpha Fund (the "Diversified Fund") and the Volatility Master Fund and the Volatility Feeder Fund (collectively, the "Volatility Fund," and, together with the Diversified Fund, the "Funds"),[1] analysts' reports and advisories, and information readily obtainable on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

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[1]   The Diversified Fund is a diversified open-end investment company. The Volatility Master Fund is a limited partnership hedge fund. The Volatility Feeder Fund is a Cayman Islands Exempted Company that operates as a "feeder" fund into the Volatility Fund by effectively investing all of its assets into the limited partnership Volatility Fund.

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NATURE OF THE ACTION

1.   This is a federal securities action brought on behalf of all persons and entities who purchased between February 1, 2017 and February 22, 2021 (the "Class Period") securities issued by the Funds. This lawsuit seeks to recover the massive damages suffered by plaintiffs and the Class (defined below) under the Securities Act of 1933 ("Securities Act") and the Securities Exchange Act of 1934 ("Exchange Act").

2.   This case arises from one of the most egregious investment fund collapses in history wherein the Funds lost over 40% of their respective values after a forced liquidation by the SEC due to, *inter alia*, defendants': (a) manipulation of the pricing methodology for the Funds' assets; (b) failure to employ the valuation methodologies and internal controls policies and procedures represented to investors; and (c) material overstatement of the Funds' net asset value ("NAV").[2] Throughout the Class Period, and at all relevant times, Infinity Q served as the investment advisor that managed the Funds. The Funds were marketed to investors seeking moderate growth and asymmetric returns through a "swap" strategy that would purportedly preserve capital and avoid the massive risks of aggressive hedge funds seeking greater returns. Swaps are bilateral contracts, brokered by banks, that traders use to bet on asset prices, interest rates, or other financial trends.

3.   Infinity Q attracted billions of dollars of inflows and boasted of its close connection between founder and Chief Investment Officer ("CIO") Velissaris, and the veteran private equity billionaire David Bonderman, the founding partner of private-equity giant TPG. Infinity Q was an outgrowth of Bonderman's family wealth management office, Wildcat Capital Management, and was established and ultimately overseen by Bonderman.

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[2]   NAV equals the total value of the cash and securities in a fund, less any liabilities. The daily calculation of the NAV is critical to market confidence and necessary for the market to value the shares of any mutual fund.

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4.   A now-archived version of Infinity Q's website states that Infinity Q was "managed by David Bonderman's family office." Similarly, *Bloomberg* ran an article in 2015 entitled: "Bonderman's Wildcat Family Office Backing Hedge Fund for the Masses." The article stated:

> David Bonderman amassed a $3 billion fortune in private equity for sophisticated investors. He's now selling hedge fund strategies to the masses.
>
> Bonderman, whose TPG Capital has owned companies such as Continental Airlines and retailer J Crew Group Inc., is using a family office that manages a portion of his money – Wildcat Capital Management – to back a startup investment business. ***Infinity Q Capital Management is offering retail and other investors a version of the hedge fund programs it uses for the billionaire, said James Velissaris, chief investment officer for the new firm***.
>
> Run by Wildcat employees, Infinity Q can sell products such as liquid alternative mutual funds to outside investors. It means Bonderman, 72, can profit from the expertise of his personal money managers, who in turn can earn more money.

5.   The Funds' website further underscored the link between Bonderman and the Funds:

> ***Infinity Q Capital Management is a pioneering investment advisor managed by David Bonderman's family office***. The Investment team at Infinity Q develops next generation forecasting models to identify persistent behavioral biases across global markets. Infinity Q uses volatility strategies to manage mutual funds, hedge funds and separately managed accounts. ***Our "quantamental" approach combines the depth of private equity with the breadth of quantitative research to blend next generation forecasting models with rigorous fundamental analysis***.

6.   Wildcat Capital Management and Infinity Q were essentially two sides of the same coin, being managed by overlapping personnel, employing similar (if not identical) investment strategies, and being run out of the same offices. For example, the Diversified Fund's Annual Reports to Shareholders touted the Diversified Fund's close association with Wildcat Capital Management, affiliation with Bonderman, and ability to provide exposure to alternative strategies used by hedge fund and private equity investors like Bonderman:

> Infinity Q Capital Management is a pioneering investment firm managed by a team of professionals who also manage assets for Wildcat Capital Management, the family investment office for David Bonderman, the co-founder of $75 Billion private equity firm TPG. ***The Infinity Q Diversified Alpha Fund (the "Fund") attempts to***

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generate positive absolute returns by providing exposure to several "alternative" strategies including Volatility, Equity Long/Short, Relative Value, and Global Macro. Our strategies are intended to have a low correlation to equity, fixed income, and credit markets.

We believe our "quantamental" approach provides a unique investment framework. Our strategies seek to combine the breadth of quantitative investing with the depth of private equity investing.

7.   The Funds' "alternative strategies" referred, in large part, to investments in total return swaps. Total return swaps are contracts by which parties agree to exchange sums equal to the income streams produced by specified assets (hereinafter, "swap contracts").

8.   Because the value of swap contracts can depend on a variety of factors, they have the potential to offer returns that do not move in sync with overall stock and bond markets. The opaque nature of swap contracts can also make them difficult to value. For this reason, Infinity Q purportedly relied on models provided by third-party pricing services to determine the value of certain of the Funds' swap contracts for the purpose of calculating the daily NAV. Indeed, all of the Funds' swap contracts were categorized in Levels 2 and 3 of the Financial Accounting Standards Board ("FASB") pricing hierarchy, meaning that their valuations carried the highest amounts of risk and uncertainty.

9.   Infinity Q's overarching trading strategy appeared to initially pay off, particularly during the brunt of the early 2020 selloff related to the COVID-19 pandemic. In March 2020, the Diversified Fund posted a return of about 7%, while the S&P 500 fell 12.4%, its worst month since 2008. In June 2020, the Volatility Fund similarly touted "strong annualized returns (23.14%) with low correlation (-0.09) and low beta (-0.04) to the S&P 500 since [its February 2017] inception." Based on these ostensibly exceptional returns, investors flocked to the Funds. According to an SEC filing, $787 million was poured into the Diversified Fund in the 12 months ended August 2020. Private marketing materials to prospective investors similarly showed that the Volatility Fund

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experienced significant growth during this time by purportedly employing similarly effective investment strategies.

10.   In total, the Funds raised billions of dollars from investors. Although the offering materials for the Funds provided boilerplate risk disclosures, including potential risks associated with "Models and Data," "Manager Risk," "valuation" risk, and "Misconduct of Infinity Q Personnel Third-Party Service Providers," the materials failed to disclose *any* known risk that the valuations could be based, in part, on third-party valuation models that had been *intentionally* manipulated by Infinity Q. Using these manipulated valuations, defendants successfully caused Infinity Q to show hundreds of millions of dollars in false, exaggerated gains, creating a false record of success that Infinity Q in turn used to charge inflated fees, induce existing pool participants to commit additional monies, and lure in new participants.

11.   The Funds' marketing materials instead boasted of the purportedly robust valuation procedures, methodologies, and controls employed by each of the Funds to ensure accurate NAV pricing that reflected the true value of the Funds' assets and that were subject to vigorous oversight and cross checks to ensure pricing integrity. Similarly, the Funds' offering materials omitted and failed to disclose the material risk that investors faced catastrophic losses of their capital investment due to improper valuations of the Funds' large swap and derivatives portfolio.

12.   Despite these reassurances, during the Class Period, the Funds' personnel engaged in systematic remarking of the Funds' assets in order to make the Funds' NAV appear artificially higher. The Funds have subsequently admitted that a significant portion of the Funds' portfolios were deliberately mismarked for an extended period of time. As reported by *The Wall Street Journal* in the spring of 2021, one particular valuation was mathematically impossible, a fact confirmed by a former Morgan Stanley managing director who reviewed the disclosures. In another instance, the

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disclosures show Infinity Q entered two nearly identical swaps contracts referencing the same index over the same period, yet booked a gain on one that was more than three times as large as the other – an outcome analysts said defied logic. In another example, the prices of a variance swap trade allocated equally to the Diversified Fund and the Volatility Fund diverged between the Funds by over $2 million, despite Infinity Q's compliance rules requiring identical securities between the Funds to be priced identically.

13.   *The Wall Street Journal* further reported that it interviewed half a dozen equity derivatives traders and academics who reviewed Infinity Q's positions as published in regular disclosures with the SEC. Those interviews and *The Wall Street Journal's* analysis of the Funds' portfolio revealed material departures from standard practices in how investments are typically valued. Thus, any valuation professional – and especially the members of the Valuation Committee and U.S. Bancorp's valuation personnel, who were specifically charged with verifying the Funds' prices – could have identified this obvious inconsistency, as the SEC and other market participants ultimately did.

14.   The irregularities in the Funds' prices, however, did draw the SEC's attention, and in May 2020 the SEC's Division of Enforcement launched an inquiry into the Funds' securities valuation practices. By November 2020, the SEC's investigation had expanded to include U.S. Bancorp. Because of the ongoing valuation issues, Infinity Q suspiciously announced at the end of December 2020 that the Funds would no longer accept new investments, but concealed the basis for that decision and the Funds' ongoing problems (and even misled some investors by representing that the Funds had an overflow of investments and sought to pause all inflows to prevent any dilution of performance by holding cash).

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15.   In February 2021, the SEC finally informed Infinity Q that the Funds should enter liquidation proceedings immediately given the extent of the valuation issues.

16.   On or around February 22, 2021, Infinity Q made the unusual move of halting redemptions to investors and saying it could no longer value its holdings after at least two whistleblowers raised concerns about the Funds to the SEC. The SEC informed Infinity Q of evidence that the firm's CIO, defendant Velissaris, had manipulated parameters of third-party pricing models used to value its derivatives, leaving Infinity Q unable to accurately value its holdings. Infinity Q also announced that it had barred Velissaris from trading, placed him on administrative leave, and needed to reassess the Funds' previous valuations before returning money to investors. *The Wall Street Journal* reported that, at the time, "[t]he Federal Bureau of Investigation and prosecutors at the Manhattan U.S. attorney's office [were] also investigating" Infinity Q for the same misconduct.

17.   Infinity Q admitted that "'it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value.'" Infinity Q further admitted that it was unable to verify whether the values for positions other than swaps were reliable, and that it could not calculate an NAV that would enable it to satisfy requests for redemptions of the Funds' shares.

18.   Infinity Q requested that the SEC halt redemptions from the Diversified Fund while the Adviser liquidates its assets. The SEC took the extraordinary step of indefinitely halting redemptions in the Diversified Fund's shares the same day as requested, effective as of February 19, 2021. Infinity Q also halted redemptions and liquidated the assets of the Volatility Fund, after admitting that substantially the same misconduct had occurred with respect to valuing that fund's assets during the Class Period.

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19.   On March 11, 2021, the Diversified Fund's website provided an update on the liquidation effort announced in February. The Diversified Fund stated that, as of two days earlier, the Diversified Fund held a total of approximately $1.2 billion in cash or cash equivalents, which was over $500 million less than the NAV that the Diversified Fund had calculated just a few weeks before. According to a derivative complaint filed in Delaware Chancery Court, Infinity Q attributed the Diversified Fund's "losses almost entirely to the 'value realized on liquidation of the Fund's [swap instruments] compared to their [last] stated value.' In other words, the principal securities [defendants] had been tasked with valuing were, in reality, worth pennies on the dollar."

20.   On June 7, 2021, the Diversified Fund submitted a Plan of Distribution (the "Plan") to the SEC.[3] The Plan, which was finalized on November 8, 2021, called for an interim distribution of $500 million to shareholders on a *pro rata* basis. The Plan also established a Special Reserve, holding back $750 million until the Diversified Fund's liabilities – importantly, including this securities litigation – have been resolved.[4]

21.   Similarly, by October 31, 2021, the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has reportedly refused to liquidate. Although the last reported NAV of the Volatility Fund was $1.22 billion (as of February 2021), the Volatility Fund only held $653 million following liquidation, confirming that the NAV had been overstated by $567 million.

22.   On February 17, 2022, defendant Velissaris was criminally indicted by the United States Department of Justice ("DOJ") for securities fraud and obstruction of justice for orchestrating

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[3]   *See* https://www.infinityqfundliquidation.com/documents.

[4]   According to the most recent shareholder update, as of April 30, 2022, the Diversified Fund's total assets were $659,935,434. The amount remaining in the Special Reserve was $569,757,822. *See* https://www.infinityqfundliquidation.com/operatingreport.

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a scheme to lie to the Funds' investors and falsify documents. On the same day, both the SEC and

the Commodity Futures Trading Commission ("CFTC") also civilly charged Velissaris with, *inter*

alia, fraud for overvaluing the Funds' assets by more than $1 billion while pocketing tens of millions

of dollars in fees. The SEC's complaint alleged that, from at least 2017 through February 2021,

Velissaris engaged in a fraudulent scheme to overvalue assets held by both the Diversified Fund and

the Volatility Fund. According to the complaint, Velissaris executed the overvaluation scheme by

altering inputs and manipulating the code of a third-party pricing service used to value the Funds'

assets. Moreover, Velissaris falsely showed gains on hundreds of swaps held by two commodity

pools managed by Infinity Q, a CFTC-registered commodity pool operator. The SEC also alleged

that, by masking actual performance, Velissaris sought to thwart redemptions by investors who

likely would have requested a return of their money had they known the Funds' actual performance,

particularly in the volatile markets in the wake of the COVID-19 pandemic. The SEC complaint

further alleged that at times during the pandemic, the Funds' actual values were half of what

investors were told.

　　　　23.　　As a result of these egregious acts, the Funds' investors have been unable to withdraw

their money from the Funds, and investors are still waiting and wondering what amount they will

receive from the wreckage as defendants continue to deplete available assets on legal defense costs.[5]

Adding insult to injury, Infinity Q has effectively held investors' money hostage unless they release

defendants from liability, further compounding investor damages.

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[5]　　On December 3, 2021, the Diversified Fund made an initial "Interim Distribution" in accordance
with the terms of the Plan to certain of the Diversified Fund's shareholders as of February 18, 2021
in the form of a cash liquidating distribution. On April 28, 2022, the Diversified Fund made a
"Second Interim Distribution" to certain of the Diversified Fund's shareholders.

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JURISDICTION AND VENUE

24.   The claims asserted herein arise under §§11, 12(a)(2), and 15 of the Securities Act, 15 U.S.C. §§77k, 77l(a)(2), and 77o, §§10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§78j(b) and 78t(a), and the rules and regulations promulgated thereunder, including SEC Rule 10b-5, 17 C.F.R. §240.10b-5.

25.   This Court has jurisdiction over the subject matter of this action pursuant to §22 of the Securities Act, 15 U.S.C. §77v, §27 of the Exchange Act, 15 U.S.C. §78aa, and under 28 U.S.C. §1331, because this is a civil action arising under the laws of the United States.

26.   Venue is proper in this District pursuant to §22(a) of the Securities Act, 15 U.S.C. §77v(a), §27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. §1391(b), because several defendants conduct business in this District. A related securities class action, *Yang*, is also pending in this District.

27.   In connection with the acts, conduct, and other wrongs alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the United States mail, interstate telephone communications, and the facilities of a national securities exchange.

PARTIES

28.   Lead Plaintiff Schiavi + Company LLC DBA Schiavi + Dattani, as set forth in its certification (ECF 25-3), incorporated by reference herein, purchased Diversified Fund securities during the Class Period and was economically damaged thereby.

29.   Plaintiff Dominus Multimanager Fund, Ltd., as set forth in the accompanying certification, incorporated by reference herein, purchased Volatility Fund securities during the Class Period and was economically damaged thereby.

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30.   Defendant Trust for Advised Portfolios (the "Trust"), the Diversified Fund's registrant, is a Delaware statutory trust registered with the SEC under the Investment Company Act of 1940 (the "ICA") as an open-end management investment company. The Trust is the issuer of the Diversified Fund and the technical filer of the Prospectuses. The Trust actively controlled the day-to-day operations of the Diversified Fund. The Trust is run by a Board of Trustees (the "Board"). The members of the Board were the officers of the Trust, many of whom signed the Prospectuses and all of whom exercised control over the Diversified Fund and the Diversified Fund's marketing efforts.

31.   Defendant Infinity Q Capital Management LLC is the investment adviser to the Funds and general partner to the Volatility Fund. Infinity Q is registered as an investment adviser under the ICA. Infinity Q was retained by the Funds under an investment advisory agreement to act as the Funds' Adviser, with the authority to make all investment decisions for the Funds, in exchange for a monthly management fee. Infinity Q was also responsible for the day-to-day management of the Funds in accordance with the Funds' investment objective and policies. In addition to providing advisory services to the Funds, Infinity Q also provided advisory services to clients of Wildcat Capital Management, and, at all relevant times, officers of Infinity Q were also officers of Wildcat Capital Management. Infinity Q is a Delaware limited liability company with its principal place of business at 888 7th Avenue, Suite 3700, New York, NY 10106.

32.   Infinity Q Volatility Alpha Fund, L.P. is a Delaware limited partnership that served as the issuer of the Volatility Fund.

33.   Infinity Q Volatility Alpha Offshore Fund, Ltd. is a Cayman Islands Exempted Company that operated as a "feeder" fund into the Volatility Fund by effectively investing all of its assets into the limited partnership Volatility Fund.

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34.   Defendant Christopher E. Kashmerick ("Kashmerick") was the Chairman of the Board, as well as the Trust's President and Principal Executive Officer during the Class Period. Kashmerick signed the Prospectuses.

35.   Defendant John C. Chrystal ("Chrystal") was a trustee of the Board during the Class Period. Chrystal signed the Prospectuses.

36.   Defendant Albert J. DiUlio, S.J. ("DiUlio") was a trustee of the Board during the Class Period. DiUlio signed the Prospectuses.

37.   Defendant Harry E. Resis ("Resis") was a trustee of the Board during the Class Period. Resis signed the Prospectuses.

38.   Defendant Russell B. Simon ("Simon") was Treasurer and Principal Financial Officer of the Trust during the Class Period. Simon signed the Prospectuses.

39.   Defendant Steven J. Jensen ("Jensen") was Vice President, Chief Compliance, and AML Officer of the Trust during the Class Period.

40.   Defendant James Velissaris was a Director of the Adviser during the Class Period, and until February 20, 2021, was its CIO. Additionally, Velissaris was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and control of the Volatility Fund. Velissaris was also the former Portfolio Manager for Wildcat Capital Management.

41.   Defendant Leonard Potter ("Potter") was the Chairman and Chief Executive Officer of the Adviser during the Class Period. Additionally, Potter was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and control of the Volatility Fund. Potter was also the CIO of Wildcat Capital Management.

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42.   Defendant Scott Lindell ("Lindell") was the Chief Risk Officer and Chief Operating Officer of the Adviser during the Class Period. Additionally, Lindell was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and control of the Volatility Fund. Lindell was also the former Head of Risk for Wildcat Capital Management.

43.   Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Jensen, Velissaris, Potter, and Lindell are collectively referred to herein as the "Individual Defendants." As trustees, directors, and/or executive officers of the Trust and/or Adviser, the Individual Defendants participated in the solicitation and sale of fund shares to investors in the Funds for their own benefit and the benefit of Infinity Q.

44.   Defendant Quasar Distributors, LLC ("Quasar" or the "Underwriter") was the principal underwriter and distributor for the Diversified Fund during the Class Period. Quasar is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Quasar executed an agreement with the Trust for the sale of fund shares to the public, and received fees, commissions, and/or profits from these sales. Quasar's failure to conduct an adequate due diligence investigation was a substantial factor leading to the harm complained of herein.

45.   Defendant U.S. Bancorp Fund Services, LLC was the administrator for the Funds, the transfer agent, accountant and custodian for the Diversified Fund, and the parent company of Quasar during the Class Period. U.S. Bancorp provides single-source solutions to support a variety of investment strategies and products including mutual funds, alternative investments, and exchange traded funds. U.S. Bancorp received fees, commissions, and/or profits from the Funds as part of its role as the Administrator for the Funds. As Administrator, U.S. Bancorp was responsible for the computation of performance data for the Funds, including NAV per share and yield. Indeed, U.S.

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Bancorp consented to be named as the party "responsible for the calculation of the net asset value" of the Volatility Fund and as the transfer agent for the Diversified Fund in offering documents.

46.   According to the derivative complaint:

> Under the Accounting Agreement, U.S. [Bancorp] assumed responsibility to, among other things, "[d]etermine the net asset value of the Fund according to the accounting policies and procedures set forth in the Fund's current prospectus"; "obtain prices from a pricing source approved by the [Board] and apply those prices to the portfolio positions," including fair valuation for "securities where market quotations are not readily available"; "[c]alculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund operations"; "[t]ransmit a copy of the portfolio valuation to the Fund's investment adviser daily"; report to the [Diversified] Fund and NASDAQ the Fund's "net asset value for each valuation date"; and "[p]repare monthly reports that document the adequacy of accounting detail to support month-end ledger balances."

U.S. Bancorp further "agreed to 'exercise reasonable care in the performance of its duties' under the Accounting Agreement and expressly retained liability for its own 'negligence.'" U.S. Bancorp's failure to conduct an adequate due diligence investigation into the NAV of each of the Funds was a substantial factor leading to the harm complained of herein.

47.   Defendant EisnerAmper LLP ("EisnerAmper" or the "Auditor") was the Funds' auditor during the Class Period. EisnerAmper audited the Funds' consolidated statement of assets and liabilities, which was filed annually with the SEC for the Diversified Fund. In each Annual Report for the Funds, EisnerAmper represented to investors that the financial statements were "present[ed] fairly, in all material respects," and "in conformity with accounting principles generally accepted in the United States of America."

48.   Defendant Bonderman Family Limited Partnership LP is a limited liability partnership established for the benefit of David Bonderman's family wealth and investments. Bonderman was a control person of the Adviser during the Class Period.

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49.   Defendant Infinity Q Management Equity, LLC ("IQME") was a control person of the Adviser during the Class Period.

FACTUAL BACKGROUND

The Diversified Fund

50.   The Diversified Fund is registered as an investment company under the ICA. The Diversified Fund commenced operations on September 30, 2014 and began offering two share classes, Class A and Class I, which were required to be registered under the Securities Act.

51.   As set forth in the filings and marketing materials, the Diversified Fund's stated investment objective was to generate positive absolute returns. In its offering and marketing materials and filings, the Diversified Fund further stated that it is generally intended to provide exposure to strategies often referred to as "alternative" or "absolute return" strategies, and that it implements these strategies by, among other things, investing globally either directly in, or through, swap contracts on a broad range of instruments, including, but not limited to, equities, bonds (including, but not limited to, high-yield or "junk" bonds), currencies, commodities, Master Limited Partnerships, credit derivatives, convertible securities, futures, forwards, and options.

52.   Defendants issued and distributed to investors the following Class Period SEC filings, offering materials, and marketing materials, among other documents and materials, in connection with the continuous offering of the Diversified Fund's shares:

(a)   Diversified Fund Registration Statements filed with the SEC with effective dates February 1, 2018, December 31, 2018 and December 31, 2019 (collectively, the "Registration Statements");

(b)   Diversified Fund Prospectuses appended to the Registration Statements (together with the Registration Statements, the "Prospectuses");

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(c)   Diversified Fund Summary Prospectuses dated February 1, 2018, December 31, 2018 and December 31, 2019 (collectively, the "Summary Prospectuses");

(d)   Diversified Fund Statements of Additional Information ("SAIs") and SAI Supplements;

(e)   Certified Shareholder Reports of Registered Management Investment Companies (Form N-CSR), filed with the SEC at the end of each fiscal year (August 31) by Infinity Q (the "Diversified Fund Annual Reports");

(f)   periodic "Investor Insights" providing market commentary;

(g)   periodic "Volatility Updates"; and

(h)   periodic "Risk Reports."

The Volatility Fund

53.   Starting in February 2017, Infinity Q began to offer access to the Volatility Alpha investment strategy to external investors in a Limited Partnership format. The Volatility Fund was not registered under the Securities Act, nor was it registered as an investment company under the ICA.

54.   The investment objective of the Volatility Fund was to gain exposure to volatility-based strategies that provide long and short exposure to a diversified portfolio of derivatives across equities, currencies, bonds, interest rates, and commodities markets. Derivatives are instruments that derive their value from the performance of an underlying security or index. These instruments include options, variance swaps, correlation swaps, dispersion swaps, credit default swaps, swaptions, and swap contracts. Through exposure to these strategies, the Volatility Fund attempted to generate positive absolute returns over time in both positive and negative environments for equities, fixed income, and credit markets.

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55.   As set forth in the Class Period offering and marketing materials, the Volatility Fund was designed to enhance returns while offering three key differentiating characteristics:

       (a)   uncorrelated performance during stressful market environments;

       (b)   exposure to unique and non-traditional sources of alpha;[6] and

       (c)   asymmetric return/risk profile.

56.   The Volatility Fund was promoted as providing "fundamental and quantitative disciplines in a global, multi-strategy approach that is dynamically adjusted to capture alpha while mitigating risks."

57.   Defendants issued and distributed to investors the following Class Period offering and marketing materials, among other documents and materials, in connection with the continuous offering of the Volatility Fund's shares:

       (a)   Confidential Private Offering Memorandum(s);

       (b)   Confidential Subscription Booklet(s);

       (c)   an unaudited balance sheet, income statement, and general status report of the Volatility Fund's investments and activities during the applicable period after the end of each of the first three quarters of each fiscal year; and

       (d)   an audited balance sheet, statement of operations, statement of cash flows, statement of partners'/shareholders' capital, statement of each partner's/shareholder's schedule of partner's/shareholder's capital (net assets), and audited financial statements of the Volatility Fund prepared in accordance with Generally Accepted Accounting Principles ("GAAP") after the end of each fiscal year (the "Volatility Fund Annual Reports").

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[6]   Alpha refers to excess returns earned on an investment above the benchmark return. Because alpha represents the performance of a portfolio relative to a benchmark, it is often considered to represent the value that a portfolio manager adds to or subtracts from a fund's return.

58.   Investors read, analyzed, and relied upon the information set forth in these filings and offering and marketing materials in making decisions as to whether and how much to invest in the Funds, as well as whether to retain or sell shares in the Funds.

59.   Mutual funds and hedge funds like the Funds at issue must value their assets every day to compute the fund's NAV. NAV represents a fund's per share market value. It is derived by totaling all the cash and securities in a fund's portfolio, less any liabilities. Similarly, NAV per share is calculated by dividing the NAV by the number of shares outstanding. NAV computation is undertaken at the end of each trading day and is a critical duty and function of a mutual fund.

60.   During the Class Period, Infinity Q claimed to use models provided by third-party pricing services to determine the value of certain of the Funds' swap contracts for purposes of calculating its NAV.

61.   In reliance on the representations set forth in SEC filings and marketing and offering materials for the Funds, including representations as to the Funds' NAV, valuations of their assets, manner of future valuation of assets and the calculation of the Funds' NAV, and risk and volatility reports, investors purchased billions of dollars' worth of securities issued by the Funds.

62.   On or about February 22, 2021, in a filing with the SEC, the Funds, the Trust, and Infinity Q admitted that Infinity Q's CIO, defendant Velissaris, had been improperly "adjusting certain parameters" within third-party pricing models that affected the valuation of swap contracts owned by the Funds.

63.   As a result of this disclosure, and subsequent disclosures detailed below, it became clear that the valuations of the Funds' assets as represented to investors had been materially false and misleading for some time. Defendants repeatedly made materially false and misleading statements in SEC filings, offering materials, marketing materials, and in communications with investors

- 18 -

4894-8993-7954.v1

regarding: (1) the Funds' present and past NAV; (2) the Funds' valuation procedures; (3) the risks to

investors of investing in securities issued by the Funds; and (4) the Funds' risk oversight, as detailed

below.

64.   Unbeknownst to investors, and disregarding the significant risks associated with

pricing the Funds' swap instruments, defendants (including the Valuation Committee) did not follow

the pricing guidelines in the valuation policies described below, did not review the Funds' swap

valuations for accuracy, and did not gather and review materials to support Infinity Q's

determinations.

65.   Further, as detailed in the government allegations and alleged in the derivative

complaint:

> Rather, [defendants] permitted virtually all of the Fund's swap instruments to
> be unilaterally priced by Infinity Q and its portfolio manager, Velissaris, using
> Bloomberg's B-Val pricing service ("B-Val")[7] with virtually no oversight or
> independent verification. The only derivatives not priced by B-Val were so-called
> "dispersion" instruments, which Infinity Q was likewise permitted to price
> unilaterally using its own "proprietary modeling."

66.   Moreover, the Valuation Committee did not require Infinity Q to support or explain

any particular swap valuation, did not collect valuation worksheets supporting the prices (as was

supposed to be part of the standard valuation process), and otherwise failed to independently verify

the models and inputs used in B-Val to generate prices.

67.   The effect of this deviation from the Valuation Policies was that Infinity Q – and

Velissaris alone – exercised complete control over the B-Val models and the calculations of the

---

[7]   B-Val is a digital platform that estimates the prices of derivative instruments using financial
'models' designed to match the structure of the instrument being priced. Because Bloomberg does
not have access to the actual terms of a swap contract, the B-Val service relies on the accuracy of the
inputs provided by the user to estimate how a particular instrument may trade in the market.

Funds' swap prices. Indeed, as the SEC would find in its investigation, it was Velissaris alone who

inputted and generated the B-Val prices with virtually no oversight or contemporaneous record.

68.   As alleged by the SEC, the mismarking over time in the Diversified Fund was

material. The mismarking, which is based on a third-party valuation firm's recalculation of the

Diversified Fund's month-end NAV, and at times was more than 65% overvalued, is reflected in

Table 1 below:

Table 1: Recalculated Mutual Fund NAV

Month End	IQ Reported Mutual Fund NAV	Recalculated Mutual Fund NAV	Difference	Percent Overvalued
3/31/2017	$156,433,465	$150,456,249	($5,977,216)	3.97%
6/30/2017	$159,886,216	$150,827,761	($9,058,455)	6.01%
9/30/2017	$165,306,959	$159,449,652	($5,857,307)	3.67%
12/31/2017	$173,098,348	$170,908,162	($2,190,187)	1.28%
3/31/2018	$210,240,557	$206,520,975	($3,719,582)	1.80%
6/30/2018	$234,320,148	$225,651,709	($8,668,439)	3.84%
9/30/2018	$310,450,929	$304,083,779	($6,367,150)	2.09%
12/31/2018	$428,724,464	$400,457,990	($28,266,474)	7.06%
3/31/2019	$549,812,778	$517,609,174	($32,203,604)	6.22%
6/30/2019	$626,243,979	$575,038,219	($51,205,759)	8.90%
9/30/2019	$702,332,704	$636,806,877	($65,525,827)	10.29%
12/31/2019	$770,265,076	$678,227,874	($92,037,201)	13.57%
3/31/2020	$1,051,949,041	$634,596,397	($417,352,644)	65.77%
6/30/2020	$1,367,755,693	$883,049,535	($484,706,158)	54.89%
9/30/2020	$1,634,510,959	$1,149,333,710	($485,177,249)	42.21%
12/31/2020	$1,807,630,993	$1,399,060,792	($408,570,201)	29.20%
2/18/2021	$1,727,194,949	$1,330,371,820	($396,823,128)	29.83%

69.   As also alleged by the SEC, the mismarking over time in the Volatility Fund was

material. The mismarking, which is based on a third-party valuation firm's recalculation of the

Volatility Fund's month-end total assets, and at times was more than 137% overvalued, is reflected

in Table 2 below:

4894-8993-7954.v1

Table 2: Recalculated Private Fund Total Assets

Month End	IQ Reported Private Fund Assets	Recalculated Private Fund Assets	Difference	Percent Overvalued
3/31/2017	$15,804,643	$15,073,573	($731,070)	4.85%
6/30/2017	$22,329,236	$21,424,835	($904,401)	4.22%
9/30/2017	$25,374,163	$22,209,342	($3,164,821)	14.25%
12/31/2017	$25,997,988	$21,604,391	($4,393,596)	20.34%
3/31/2018	$61,234,674	$54,262,369	($6,972,305)	12.85%
6/30/2018	$64,872,235	$54,978,327	($9,893,907)	18.00%
9/30/2018	$142,796,073	$131,803,572	($10,992,501)	8.34%
12/31/2018	$199,931,440	$178,721,393	($21,210,047)	11.87%
3/31/2019	$254,842,728	$221,705,632	($33,137,096)	14.95%
6/30/2019	$351,156,337	$292,807,701	($58,348,636)	19.93%
9/30/2019	$401,002,746	$328,179,700	($72,823,045)	22.19%
12/31/2019	$739,891,190	$635,995,332	($103,895,858)	16.34%
3/31/2020	$894,138,173	$377,048,061	($517,090,112)	137.14%
6/30/2020	$1,088,347,495	$584,142,466	($504,205,029)	86.32%
9/30/2020	$1,136,106,710	$618,013,331	($518,093,379)	83.83%
12/31/2020	$1,183,716,570	$697,707,143	($486,009,427)	69.66%
1/31/2021	$1,224,776,684	$737,038,694	($487,737,990)	66.18%

70.   Ultimately, the Funds were forced into liquidation. By November 8, 2021, the Diversified Fund completed the liquidation of its assets. Although the last reported NAV of the Diversified Fund was approximately $1.7 billion, the Diversified Fund only held $1.2 billion in cash and comparable assets following liquidation, confirming that the NAV had been overstated by over $500 million. Similarly, by October 31, 2021, the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has reportedly refused to liquidate. Although the last reported NAV of the Volatility Fund was $1.22 billion, the Volatility Fund only held $653 million in cash and comparable assets following liquidation, confirming that the NAV had been overstated by $567 million.

71.   Adding insult to injury, Infinity Q has effectively held investors' money hostage since admitting to the mismarking issues, withholding approximately $750 million from Diversified Fund investors and refusing to give back any money to Volatility Fund investors unless they release defendants from liability. In the meantime, defendants continue to spend on defense costs and in

- 21 -

responding to governmental investigations. This course of conduct further risks depleting the Funds

and has compounded investor damages.


**MATERIALLY FALSE AND MISLEADING STATEMENTS
AND OMISSIONS DURING THE CLASS PERIOD**


The Diversified Fund

72.   At all relevant times, defendants misstated the Diversified Fund's historical NAVs

because the value of a material portion of the Diversified Fund's assets were admittedly manipulated

and overstated.   These false figures were then incorporated and repeated in the Registration

Statements, Prospectuses, Diversified Fund Annual Reports, and other filings and marketing

materials. The Prospectuses were signed by defendants Kashmerick, Chrystal, DiUlio Resis, and

Simon.

73.   The Registration Statements contained untrue statements of material fact, omitted to

state other facts necessary to make the statements made not misleading, and were not prepared in

accordance with the rules and regulations governing their preparation.

74.   Each of the Prospectuses also falsely described how the Diversified Fund calculated

its NAV. Specifically, the Prospectuses stated in pertinent part as follows:

> NAV is calculated by adding the value of all securities and other assets
> attributable to the Fund (including interest and dividends accrued, but not yet
> received), then subtracting liabilities attributable to the Fund (including accrued
> expenses).

> Generally, the Fund's investments are valued at market value or, in the
> absence of a market value, at fair value as determined in good faith by the Fund's
> Adviser with oversight by the Trust's Valuation Committee pursuant to procedures
> approved by or under the direction of the Board. Pursuant to those procedures, the
> Adviser considers, among other things: (1) the last sales price on the securities
> exchange, if any, on which a security is primarily traded; (2) the mean between the
> bid and asked prices; (3) price quotations from an approved pricing service; and
> (4) other factors as necessary to determine a fair value under certain circumstances.

4894-8993-7954.v1

75.   These statements in ¶74 were untrue statements of material fact and omitted to state

other facts necessary to make the statements made not misleading because the daily NAV did not

accurately reflect the true value of assets held by the Diversified Fund and defendants did not

attempt in good faith to determine the fair value of swap contracts, but instead incorporated falsified

data and manipulated pricing methodologies.

76.   The Prospectuses further misrepresented the pricing procedures for Diversified Fund

shares. For instance, the Prospectuses stated in pertinent part as follows:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.
>
> Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.
>
> In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.
>
> ***When reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, a security or other asset is valued at its fair value as determined under procedures approved by the Board. Valuing securities at fair value is intended to ensure that the Fund is accurately priced and involves reliance on judgment. Fair value***

4894-8993-7954.v1

determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee. . . .

Fair value pricing may be applied to non-U.S. securities. The trading hours for most non-U.S. securities end prior to the close of the NYSE, the time that the Fund's NAV is calculated. The occurrence of certain events after the close of non-U.S. markets, but prior to the close of the NYSE (such as a significant surge or decline in the U.S. market) often will result in an adjustment to the trading prices of non-U.S. securities when non-U.S. markets open on the following business day. If such events occur, the Fund may value non-U.S. securities at fair value, taking into account such events, when it calculates its NAV. . . .

Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; and (e) fixed income securities that have gone into default and for which there is not a current market value quotation.

77.   The description of the pricing procedures for Diversified Fund shares in ¶76 was an untrue statement of material fact and omitted to state other facts necessary to make the statement made not misleading because the purportedly fair value pricing procedures were not designed to ensure the Diversified Fund was accurately priced, nor did it accurately reflect how the NAV was being calculated. In fact, during the Class Period, Infinity Q's CIO, defendant Velissaris, had systematically mismarked the Diversified Fund's assets in order to artificially inflate the Diversified Fund's NAV.

78.   The Prospectuses each also misrepresented the role of the Valuation Committee and how securities held by the Trust were valued. For instance, the December 31, 2018 Prospectus stated in pertinent part as follows:

The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant

4894-8993-7954.v1

Treasurer and is overseen by the Trustees. ***The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board***. The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2018, with respect to the Fund.

79.   The statements in ¶78 regarding the role of the Valuation Committee and how the securities held by the Trust were valued were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Valuation Committee was not taking the necessary steps to "review each Adviser's valuation of securities" and was not ensuring that the Diversified Fund's assets were properly valued. In fact, the Valuation Committee was either complicit in the systematic mismarking of the Diversified Fund's NAV or had completely abdicated its responsibilities, allowing the NAV of the Diversified Fund to be overstated by hundreds of millions of dollars.

80.   Similarly, the December 31, 2018 Prospectus stated the following concerning valuation risk:

> **Valuation Risk**. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities or other investments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued securities or had used a different valuation methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund's ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

81.   The statements above in ¶80 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because they failed to

disclose any risk that the valuations could be based, in part, on third-party valuation models which

were intentionally manipulated by Infinity Q. Specifically, the statements omitted that Infinity Q's

CIO, defendant Velissaris, was intentionally manipulating the third-party pricing models used in

valuing swaps and other Diversified Fund positions, resulting in a gross overstatement of the

Diversified Fund's historical NAV.

      82.   The Prospectuses also misrepresented purported oversight of the Diversified Fund

and Infinity Q's purported attempts to minimize risk, stating in relevant part as follows:

> The Board has general oversight responsibility with respect to the operation of the Trust and the Fund. The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and other service providers to the Trust and the Fund in accordance with the provisions of the 1940 Act and other applicable laws. The Board has established an Audit Committee to assist the Board in performing it oversight responsibilities.

<p style="text-align:center">*   *   *</p>

> Through its direct oversight role, and indirectly through the Audit Committee, and officers of the Fund and service providers, the Board performs a risk oversight function for the Fund. To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund's principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including the Adviser, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its service providers.

> The Trust has an Audit Committee, which plays a significant role in the risk oversight of the Fund as it meets periodically with the auditors of the Fund. The Board also meets quarterly with the Fund's chief compliance officer.

> Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of . . .the Adviser or other service providers. Moreover, it is necessary to bear certain risks (such as investment-related

risks) to achieve the Fund's goals. As a result of the foregoing and other factors, the Fund's ability to manage risk is subject to substantial limitations.

83.   The statements in ¶82 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Board, the Adviser, and the Audit Committee were not, in fact, properly overseeing the operations of the Diversified Fund to minimize risk and instead were employing valuation methods which drastically increased risk to investors.

84.   The December 31, 2018 Prospectus stated that the Diversified Fund's NAV was $10.37 per investor class share as of August 31, 2017, with a total return of 7.56% for the year ended August 31, 2017, and $10.42 per institutional class share as of August 31, 2017, with a total return of 7.88% for the year ended August 31, 2017.

85.   The December 31, 2019 Prospectus stated that the Diversified Fund's NAV was $11.54 per investor class share as of August 31, 2018, with a total return of 11.28% for the year ended August 31, 2018, and $11.62 per institutional class share as of August 31, 2018, with a total return of 11.52% for the year ended August 31, 2018.

86.   Given the admittedly manipulated and overstated valuations of the Diversified Fund assets, statements as to the Diversified Fund's assets, net assets, and NAV set forth in the Diversified Fund Annual Reports during the Class Period (each of which was audited by EisnerAmper and calculated, in substantial part, by U.S. Bancorp) contained untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading.

87.   The Notes to Consolidated Financial Statements (the "Notes") set forth in the Diversified Fund Annual Reports during the Class Period also contained untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading. For example, the Notes incorrectly represented that the statements had been prepared "in conformity

4894-8993-7954.v1

with [GAAP] for investment companies." This representation was untrue because the financial

statements for the Diversified Fund had not been prepared in accordance with GAAP but in fact

were the product of pricing manipulation by Infinity Q designed to artificially inflate the Diversified

Fund's NAV.

88.   With respect to "Securities Valuation," the Notes for the year ended August 31, 2020

stated in pertinent part as follows:

> The Fund follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Fund's own market assumptions (unobservable inputs). The inputs or methodology used in determining the value of the Fund's investments are not necessarily an indication of the risk associated with investing in those securities.
>
> Various inputs are used in determining the value of the Fund's investments. These inputs are summarized into three broad categories as defined below:
>
> > Level 1 – Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.
> >
> > Level 2 – Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.
> >
> > Level 3 – Significant unobservable inputs, including the Fund's own assumptions in determining fair value of investments.
>
> *   *   *
>
> Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or swap agreements, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. ***Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by the Adviser or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates***.

- 28 -

<center>*   *   *</center>

The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. ***The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models. A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value***.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. ***The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses a third party calculation agent to value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models***. ***A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value***.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

89.   The Notes for the year ended August 31, 2019 contain substantially similar statements.

90.   The representations in ¶¶84-85, 87-89 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading. Specifically, the Prospectuses and Diversified Fund Annual Reports failed to disclose that Infinity Q: (a) manipulated the pricing methodology for the Diversified Fund's assets; (b) failed to employ the valuation methodologies and internal controls policies and procedures represented to investors; and (c) materially overstated the Diversified Fund's NAV.

91.   In the Diversified Fund's 2019 and 2020 annual reports and semi-annual reports, Infinity Q further represented that the mutual fund "uses a pricing service to model price the

variance swap trades" and that the pricing service "uses quotes from brokers to estimate implied volatility levels as an input to these models."

92.   The statements in ¶91 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading. Specifically, the statements from the Diversified Fund's annual and semi-annual reports were misleading because they failed to disclose that Infinity Q: (a) manipulated the pricing methodology for the Diversified Fund's assets; (b) failed to employ the valuation methodologies and internal controls policies and procedures represented to investors; and (c) materially overstated the Diversified Fund's NAV.

Item 303 and Item 105 Violations

93.   In addition, Item 303 of SEC Regulation S-K, 17 C.F.R. §229.303(b)(2)(ii) ("Item 303") requires defendants to "[d]escribe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on the sales or revenues or income from continuing operations." Despite this, the Diversified Fund's Registration Statements and Prospectuses failed to warn investors that Infinity Q had manipulated the pricing methodologies used to value the assets of the Diversified Fund and that, as a result, the NAV of the Diversified Fund had been materially overstated during the Class Period. The failure to disclose these adverse facts violated Item 303 because these adverse facts would (and did) have an unfavorable impact on the Diversified Fund's net investment income from operations.

94.   Similarly, Item 105 of SEC Regulation S-K, 17 C.F.R. §229.105(a) ("Item 105"), requires, in the "Risk Factors" section of the Registration Statements, "a discussion of the material factors that make an investment in the registrant or offering speculative or risky" and requires each risk factor to "adequately describe[] the risk." The failure to warn of the risks posed by Infinity Q's manipulation of the Diversified Fund's pricing methodologies and material overstatement of the

4894-8993-7954.v1

Diversified Fund's NAV violated Item 105 because these specific risks were not disclosed, even though they were some of the most significant facts that made an investment in Diversified Fund shares speculative or risky.

95.   Although the offering materials for the Diversified Fund included generic warnings regarding the possibility of future losses from trading, volatility, and derivatives that are applicable to investing in general, these representations were themselves materially misleading because they failed to disclose the specific risks and the magnitude of the risks that resulted from the manipulation of the Diversified Fund's pricing methodologies and the material overstatement of the Diversified Fund's NAV. Moreover, defendants' purported discussions of "risk" were misleadingly presented as future potential contingencies while failing to disclose adverse facts that had already occurred. For example, the Prospectuses stated that risks associated with the Diversified Fund's "Models and Data" and "valuation" *could* happen, but failed to disclose that the Diversified Fund's NAV had already been artificially inflated through manipulation of applicable pricing methodologies. Furthermore, the boilerplate warnings were insufficient to negate the misleading impression created by the misrepresentations in the Diversified Fund's Registration Statements and Prospectuses, as detailed herein, that the Diversified Fund had effective valuation procedures and policies that would preserve capital and achieve growth regardless of market conditions and, particularly, in down markets. The offering materials for the Diversified Fund entirely omitted the specific risk that an investment manager could (and did) manipulate third-party valuation models that would lead to catastrophic losses in the Diversified Fund's assets. Moreover, defendants' purported "risk" discussions were themselves materially misleading because those discussions presented future potential adverse contingencies, while failing to disclose that Infinity Q's CIO had altered the pricing

4894-8993-7954.v1

methodologies used to value the Diversified Fund's assets and that the Diversified Fund had already

failed to perform the price verifications and other due diligence as represented to investors.

The Volatility Fund

96.   Given the admittedly manipulated and overstated valuations of fund assets, periodic

statements as to the Volatility Fund's balance sheet, statement of operations, statement of cash flows,

statement of shareholders' capital, statement of each shareholder's schedule of shareholder's capital

(net assets), and audited financial statements of the Volatility Fund prepared after the end of each

fiscal year (each of which was audited by the Auditor) were materially false and misleading when

made.

97.   The 2019 Volatility Fund Annual Report stated that the Volatility Fund's net assets

were $210,594,845 as of December 31, 2018, and $73,742,277 for the offshore fund as of December

31, 2018.

98.   The 2020 Volatility Fund Annual Report stated that the Volatility Fund's net assets

were $789,950,593 as of December 31, 2019 and $275,687,542 for the offshore fund as of December

31, 2019.

99.   The annual audited reports were signed by defendant Lindell, the Chief Risk Officer

and Chief Operating Officer, and were certified by defendant EisnerAmper stating that the financial

statements "present fairly, in all material respects, the financial position" of the Volatility Fund and

are "in accordance with accounting principles generally accepted in the United States of America."[8]

This representation was an untrue statement of material fact and omitted to state other facts

necessary to make the statement made not misleading, because the financial statements for the

---

[8]   Defendant EisnerAmper also represented that "[w]e believe that the audit evidence we have
obtained is sufficient and appropriate to provide a basis for our audit opinion."

- 32 -

Volatility Fund had not been prepared in accordance with GAAP but in fact were the product of

pricing manipulation by Infinity Q designed to artificially inflate the Volatility Fund's NAV. These

false and misleading financials were also incorporated and repeated in the unaudited income

statement and general status report of the Volatility Fund's investments and activities after the end of

each of the first three quarters of each respective fiscal year. The last reported NAV of the Volatility

Fund was $1.22 billion as of February 28, 2021, confirming that the NAV had been overstated by

$567 million (since the Volatility Fund only held $653 million following liquidation).

100.   The Volatility Fund's Class Period offering memoranda (the "Offering Memoranda")

also made false and misleading representations concerning the Volatility Fund's "valuation" policies

and procedures, stating in pertinent part as follows:

> Infinity Q, as a fiduciary of the Master Fund and the Investment Manager of the Fund, has an obligation to value the investments held by each client account in a manner that is fair, consistent and in the best interest of each client. Infinity Q calculates fees charged to clients and performance that it may use in presentations to clients and prospects based on the values of assets in client accounts. An incorrect valuation of assets may result in overcharges of fees to clients and/or overstatement of performance information, which in each case may be a violation of Infinity Q's fiduciary duty and the anti-fraud provisions of the Advisers Act.

> Infinity Q has established valuation policies and procedures (the "Valuation Policy") in an effort to reasonably ensure portfolio holdings ("Positions") are valued in accordance with the offering documents of the investment funds managed by Infinity Q (the "Infinity Q Funds") and GAAP, specifically, U.S. FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. GAAP requires the use of "fair value" in determining the value of the asset. Under these principles, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the valuation date. ***These principles require that fair value measurements be determined based on the assumptions that market participants would use in pricing the asset or liability, including assumption about risk, and the effect of restrictions on the sale or use of an asset***.

<center>*   *   *</center>

> ***The Fund has retained Infinity Q, pursuant to the Investment Management Agreement, to, among other things, determine the value of the Fund's assets in***

<center>- 33 -</center>

accordance with the principles set out below and has also retained the Administrator, pursuant to the Administration Agreement (as defined below), to, among other things, compute the net asset value of the Participating Shares and to disseminate that information to the Fund and its Shareholders.

Policy

It is the general policy of Infinity Q that assets for which market quotations are readily available be valued at their market value. In situations where no market quotations are available, Infinity Q seeks to utilize the value of similar assets where market quotations are available or model or matrix pricing for assets when both market quotations and similar publicly traded assets are not available, or as necessary to facilitate fair value.

Procedures

The primary source of pricing information typically will be independent sources, such as brokers or pricing services, but Infinity Q's Valuation Committee (as defined below) is ultimately responsible for determining fair value for investments held by each client account. The value of those positions will form an integral part of each net asset value calculation. *Once a price is established for a portfolio security, it shall be used for all Infinity Q Funds that hold the security.*

U.S. Bancorp Fund Services, LLC and its affiliates, the administrator(s) of the Infinity Q Funds, calculates the net asset values of the assets in client accounts and in the Infinity Q Funds for fee calculation and other purposes on the "Valuation Date". The Valuation Date is the last day of each month for each Infinity Q Fund.

101.   The statements above in ¶¶97-98, 100 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Volatility Fund's daily NAV did not accurately reflect the true value of swap contracts held by the Volatility Fund, established prices for portfolio securities were not used for all Funds that held each security, and defendants did not attempt in good faith to determine the fair value of swap contracts, but instead incorporated false data.

102.   The Offering Memoranda further represent as to the pricing of shares in pertinent part as follows:

4894-8993-7954.v1

Fair Value Pricing

If market quotations or official closing prices are not readily available or do not accurately reflect fair value for an asset, or if an asset's value has been materially affected by events occurring after the close of the principal market on which the asset is traded, but before the Valuation Date, the asset may be valued by another method that Infinity Q believes accurately reflects fair value. Infinity Q's Valuation Committee, described further below, is responsible for fair valuation. ASC 820 provides guidance regarding appropriate valuation methodologies. ASC 820's recommended hierarchy of valuation metrics is summarized as follows, in descending order of preference:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets where there are few transactions, prices are not current, price quotations vary substantially over time or among market markers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates, yield curves, volatilities, prepayment speeds, loss expectations, credit risks, expected default rates, and net asset values for investment companies that can be redeemed in the "near term"); or (d) inputs derived from or corroborated by observable market data by correlation or other means;

Level 3: Unobservable inputs for the asset or liability.

Fair valuation methodologies also may incorporate, among other things:

- Broker-dealer quotes;

- Other third-party quotation providers;

- Bids and Asks on exchanges where the asset is traded;

- Investment cost;

- Prices obtained during subsequent financing events;

- Discounted expected future cash flows;

- Pricing formulas (e.g., Black-Scholes model);

- Prior trades; and/or

- Pricing matrices.

4894-8993-7954.v1

As soon as market quotations become available for a security being "fair valued," such market values shall be used in the calculation of an Infinity Q Fund's net asset value without any action required by the Valuation Committee. In addition, securities will not be valued at "fair value" whenever market quotations are readily available.

103.   The statements above in ¶102 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the description of the pricing of shares failed to disclose that the purported fair value pricing procedures were not designed to ensure the Volatility Fund is accurately priced, and did not account for Infinity Q's manipulation of the third-party valuation models.

104.   The Offering Memoranda also misrepresented the role of the Valuation Committee, stating in pertinent part as follows:

Valuation Committee

Infinity Q has established a valuation committee (the "Valuation Committee") that is responsible for determining fair values and to ensure timely analysis and implementation of policies related to the pricing of individual securities or groups of securities that may be held by Infinity Q Funds.

The Valuation Committee is comprised of members of senior management including Infinity Q's Chief Investment Officer, Chief Executive Officer, Chief Risk Officer, and Chief Compliance Officer. In addition, other members of the investment team, Infinity Q's administrators, auditors, and third party valuation firms may be invited and participate as observers to Valuation Committee meetings.

The Valuation Committee meets monthly or more often if needed to establish pricing. A quorum is necessary for all meetings of the Valuation Committee where any action or determination by the members shall be made. A quorum shall be constituted by the presence of a majority of the members in person or by means of conference telephone or any other means of communication by which all persons participating in the meeting are able to communicate with each other. Any action or determination by the Valuation Committee shall require the approval of a majority of all members present at such meeting in quorum. In the event that any resolution or action is passed at an inquorate meeting, such resolution or action shall be deemed to have been duly passed if it is afterwards ratified by the required majority of the members at a quorate meeting of members duly convened. In lieu of a meeting, the members may also reach decisions by way of written resolution or ratification, and a decision taken by way of written resolution or ratification signed by a majority of the

- 36 -

members entitled to vote on such matters shall have the same effect as if that decision had been duly taken by a vote at a duly convened meeting of the members.

The Valuation Committee is responsible for carrying out certain functions relating to the valuation of portfolio securities and other assets. These responsibilities include:

(a)   *Oversight over valuations focused on developing and/or assessing the methodologies and information/pricing sources to be used for performing independent price verifications or price substantiations on each Position.*

(b)   *Oversight over the price substantiation process, including third-party valuation agents and services.*

(c)   *Approval of Position valuations at each Valuation Date.*

(d)   Where broker quotes/price indications or pricing service values (each, a "quote") are relied upon to value a particular type of asset, reviewing quantitative and qualitative information, such as the appropriateness of the source (*e.g.*, pricing source, broker or other source), recent trade activity and outliers and, where appropriate, quantitative support for valuations used.

(e)   Where models/memos provide the basis for Position valuations, reviewing such models/memos and any supporting documentation. From time to time the Valuation Committee may elect to have third parties provide price assurance or to value Positions outright.

(f)   *Ensuring that the valuation process periodically includes back-testing of a sample of valuations to the extent possible and where it is likely to provide a reasonable base of comparison, against the recent purchase or sale prices of Positions.*

(g)   Not less than annually, reviewing and approving this Policy.

Infinity Q's Chief Investment Officer is responsible for preparing or causing to be prepared minutes of each meeting of the Valuation Committee, which shall describe the actions taken at the meeting.

105.   The Offering Memoranda also made false and misleading representations concerning

the Volatility Fund's "Valuation Considerations," stating in pertinent part as follows:

Valuation Considerations

As a general principle, valuations should reflect the amount that an Infinity Q Fund could reasonably expect to receive for the security upon its current sale. Therefore, ascertaining fair value requires a determination of the amount that an

- 37 -

arm's-length buyer, under the circumstances, would currently pay for the security, exclusive of blockage discounts. Fair value <u>cannot</u> be based on what a buyer might pay at some later time, such as when the market ultimately recognizes the security's true value as currently perceived by Infinity Q. An Infinity Q Fund also may <u>not</u> fair value portfolio securities at prices that are not achievable on a current basis on the belief that it would not currently need to sell those securities. Thus, for example, an Infinity Q Fund generally may not fair value portfolio securities at par based on the expectation that it will hold those securities until maturity, if it could not receive par value upon the current sale of those securities.

106. The Offering Memoranda further made false and misleading representations concerning the Volatility Fund's "Valuation Methodology," stating in pertinent part as follows:

Valuation Methodology

In valuing assets, the following general principals apply:

- **<u>Equity Securities</u>:** Equity securities, including preferred stock, ETFs, and ADRs, that are listed for trading on an active recognized exchange or market and are freely transferable are valued at the last reported sales price, as quoted by Bloomberg Valuation Services ("<u>Bloomberg</u>"), or other recognized pricing sources. In certain instances when it is determined that the market is not actively trading, the monthly Volume Weighted Average Price, as determined by Bloomberg will be utilized and/or a marketability adjustment will be applied.

- **<u>Equity Total Return Swaps:</u>** *Equity swaps, including CFDs and basket swaps, are valued consistent with the methodology discussed above for the underlying equity security on which the performance of the swap is based*.

- **<u>Listed Options</u>:** Options that are listed on a securities exchange are valued at their last sales prices as quoted on Bloomberg or other recognized pricing sources; *provided*, that if the last sales prices of such options do not fall between the last "bid" and "asked" prices for such options on that date, then the options are valued at the mean between the last "bid" and "asked" prices for such options on that date.

- **<u>OTC Equity Options</u>:** Over-the-counter options that have settled based on the settlement price of similar exchange-traded options are value consistent with the methodology discussed above for listed options. If no similar exchange-traded options are available, then the option is priced via a Black-Scholes model on Bloomberg. These values are compared to broker quotes for reasonableness. Any material differences are compared to the valuation obtained by the Administrator and a determination of the appropriate fair value is made.

- 38 -

- **Debt:** Debt securities, including sovereign debt, corporate debt and convertibles, are valued at the "*mid*" as provided by Thomson Reuters or other recognized pricing sources. If reported mids are not available, then prices are received from independent broker/dealers who may also be market makers in the securities.

- **Futures:** Futures are valued at the settle close, as quoted on Bloomberg or other recognized pricing sources.

- **Currency Contracts:** Forward and spot non-U.S. currencies are converted into U.S. dollars using foreign exchange rates obtained from Bloomberg at approximately 4:30 p.m. EST.

- **Credit Default Swaps:** *Credit default swaps are valued via Bloomberg utilizing the ISDA Standard Upfront Model on a daily basis. At each month end, valuations are compared to the values provided by counterparties for reasonableness.*

- **OTC Derivatives:** *Reliable quotes for certain OTC derivatives, including variance swaps, volatility swaps, fx options, and swaptions, may not be available from data providers, either because the transactions are "one of a kind" or not actively traded. Infinity Q utilizes Bloomberg, broker quotes, and counterparty valuations to provide a fair value for these securities. At each month end, valuations are compared to the values provided by counterparties for reasonableness.*

- **Investment Funds:** Investments in other investment funds (hedge funds, private equity or other private funds) ("Portfolio Funds") are valued at the latest month-end or quarter-end unaudited or audited net asset value. However, if Infinity Q reasonably believes that the valuations furnished do not reflect the fair value of the underlying assets, adjustments may be made to such values.

In addition, an Infinity Q Fund may invest in Portfolio Funds that provide net asset values on a quarterly, semi-annual or annual basis, rather than on a monthly basis, and, therefore, Infinity Q may be required to rely on a monthly approximation of the net asset values of certain portfolio funds provided to it by such Portfolio Funds' fund manager.

Recordkeeping

Fair value documentation shall include (1) the identity of the affected portfolio(s); (2) a copy of any materials considered in making the fair value determination; (3) a brief summary of the relevant factors considered; and (4) any follow-up information to close out a prior fair value determination. All valuation determinations, and documentation related thereto, shall be retained for a period of not less than six years after the close of the applicable Infinity Q Fund's fiscal year, and for the first two years in an easily accessible place.

107.   The statements above in ¶¶104-106 as to the Valuation Committee, Valuation Considerations, and Valuation Methodology were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Valuation Committee was not taking the proper "considerations" and "methodology" when calculating NAV and ensuring that the Volatility Fund's assets were properly valued and was either complicit in Infinity Q's mismarking of the Volatility Fund's assets or had completely abdicated its responsibilities to ensure the Volatility Fund's assets were properly valued. The Valuation Committee also failed to take the necessary steps to review and oversee each Adviser's valuation of securities.

108.   The representations in ¶¶104-106 above are also untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading in that they fail to disclose the full picture of the valuation of the swap contracts, nor do they account for the increased risks associated with the misstated valuations of the swap contracts. Specifically, the statements in the offering materials and periodic reports made false and/or misleading statements and/or failed to disclose that Infinity Q: (a) manipulated the pricing methodology to value the Volatility Fund's assets; (b) failed to employ the valuation methodologies and internal controls policies and procedures as represented to investors; and (c) materially overstated the Volatility Fund's NAV.

109.   Although the offering materials for the Volatility Fund included generic warnings regarding the possibility of future losses from trading, volatility, and derivatives that are applicable to investing in general, these representations were themselves materially misleading because they failed to disclose the specific risks and the magnitude of the risks that resulted from the manipulation

- 40 -

of the Volatility Fund's pricing methodologies and the material overstatement of the Volatility

Fund's NAV. Moreover, defendants' purported discussions of "risk" were untrue statements of

material fact and omitted to state other facts necessary to make the statements made not misleading

because they were presented as future potential contingencies while failing to disclose adverse facts

that had already occurred. For example, offering materials stated that risks associated with

"Misconduct of Infinity Q Personnel Third-Party Service Providers" *could* happen, but failed to

disclose that the Volatility Fund's NAV had *already* been artificially inflated through manipulation

of applicable pricing methodologies. Furthermore, the boilerplate warnings were insufficient to

negate the misleading impression created by the misrepresentations in the Volatility Fund's investor

materials, as detailed herein, that the Volatility Fund had effective valuation procedures and policies

that would preserve capital and achieve growth regardless of market conditions and particularly in

down markets. The offering materials for the Volatility Fund entirely omitted the specific risk that

an investment manager could (and did) manipulate third-party valuation models that would lead to

catastrophic losses in the Volatility Fund's assets. Moreover, defendants' purported "risk"

discussions were themselves materially misleading because those discussions presented future

potential adverse contingencies, while failing to disclose that Infinity Q's CIO altered the pricing

methodologies used to value the Volatility Fund's assets and that the Volatility Fund had already

failed to perform the price verifications and other due diligence that it represented to investors had

been done.

110.   In its required reporting on Form ADV for 2017 through 2020, Infinity Q represented

that 100% of the Volatility Fund's assets were valued by a person who was not a "related person" of

Infinity Q.

111.   The statements in ¶110 were untrue statements of material fact and omitted to state

other facts necessary to make the statements made not misleading. Specifically, the statements from

the Volatility Fund's Form ADV were misleading because they failed to disclose that the Volatility

Fund's assets were in fact priced with significant input from Infinity Q personnel, and that Infinity

Q: (a) manipulated the pricing methodology for the Volatility Fund's assets; (b) failed to employ the

valuation methodologies and internal controls policies and procedures represented to investors; and

(c) materially overstated the Volatility Fund's NAV.


EVENTS FOLLOWING THE CLASS PERIOD


112.   On or around February 22, 2021, Infinity Q filed a request with the SEC for an order

pursuant to §22(e)(3) of the ICA suspending the right of redemption with respect to shares of the

Diversified Fund, effective February 19, 2021, because of Infinity Q's inability to accurately

determine the Diversified Fund's NAV. The request also stated that the Diversified Fund was

liquidating its portfolio and distributing its assets to shareholders.

113.   As part of the "justification" for the request, the Diversified Fund admitted that

Infinity Q's CIO, defendant Velissaris, had been "adjusting certain parameters within the third-party

pricing model that affected the valuation" of swap contracts.

114.   Infinity Q further admitted it was unable to conclude that these adjustments were

reasonable, and, further, it was unable to verify that the values it had previously determined for the

swap contracts were reflective of fair value.

115.   The filing went on to state in pertinent part as follows:

Infinity Q also informed the Fund that it would not be able to calculate a fair value
for any of the Swaps in sufficient time to calculate an accurate NAV for at least
several days. Infinity Q and the Fund immediately began the effort to value these
Swap positions accurately to enable the Fund to calculate an NAV, which effort
includes the retention of an independent valuation expert. However, Infinity Q and
the Fund currently believe that establishing and verifying those alternative methods

may take several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

116.   The Diversified Fund did not calculate an NAV on February 19, 2021, nor any day

thereafter through the filing of this Complaint, and it is unknown when the Diversified Fund will be

able to accurately calculate an NAV for assets it held during the Class Period.

117.   On February 22, 2021, due to the Diversified Fund's inability to accurately calculate

its NAV, and on the Diversified Fund's request, the SEC suspended redemptions of the Diversified

Fund indefinitely.

118.   Similarly, on February 22, 2021, the Volatility Fund sent the following letter to

investors:

> To: Limited Partners of Infinity Q Volatility Alpha Fund LP (the "**Partnership**") and the Members of Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "**Company**")
>
> Dear Investors,
>
> Late last week, Leonard Potter, the Non-Executive Chairman of Infinity Q Capital Management, LLC ("**Infinity Q**" or the "**General Partner**"), learned that the U.S. Securities and Exchange Commission staff had obtained evidence that James Velissaris, Infinity Q's CEO and Chief Investment Officer, had accessed and altered models of an independent third-party pricing service used to value complex derivatives in the Fund's portfolio. Infinity Q has independently corroborated that Mr. Velissaris did access and alter the third party's valuation models but has not yet determined the impact of those alterations on the fair value of any positions. Mr. Potter assumed the management responsibilities of Infinity Q and, in order to protect investors, shut off Mr. Velissaris's access to all trading activities, removed his authority to access any accounts and placed him on administrative leave. Infinity Q is cooperating fully with the SEC investigation.
>
> In light of this course of action, the General Partner on behalf of the Partnership and the Board of Directors of the Company have determined to immediately cease trading and suspend redemptions in the Partnership and the Company in accordance with Clause 5.05(g) of the Partnership Agreement and Clause 9 of the Articles of the Company. It is the view of the General Partner and

the Board of Directors of the Company that suspension of redemptions is appropriate in the circumstances and is in the best interests of the Partnership and the Company respectively in order to ensure the equitable treatment of all Limited Partners and Shareholders as they further consider how to proceed in light of the situation.

We are currently assessing the portfolio and positions of the Partnership and will be following up with investors further in the coming days.

In relation to the Partnership, we note that the change of General Partner and amendment of the offering documents of the Partnership and the Company expected to occur on March 1, 2021 of which you were notified will no longer occur and the General Partner will remain the General Partner and liquidator of the Partnership.

119.   As reported, beginning on March 1, 2021, the Board began working to liquidate all assets held by the Funds that were not already in cash or cash equivalents as of February 22, 2021.

120.   On March 26, 2021, the Diversified Fund reported that as of March 19, 2021, the Diversified Fund's portfolio had been entirely liquidated. The Diversified Fund reported that the liquidation of its portfolio resulted in the Diversified Fund holding only $1.25 billion in cash and cash equivalents as of March 25th, which was being held by the Diversified Fund's custodian. The Diversified Fund stated that this total did not include outstanding close-out payments from certain derivatives counterparties, but that such amounts were not expected to materially increase the Diversified Fund's cash holdings.

121.   The Diversified Fund further stated in pertinent part as follows:

On February 18, 2021, the last day on which the Fund calculated a net asset value ("NAV"), the Fund's stated NAV was $1,727,194,948.50, compared to an asset value (before considering liabilities and other deductions necessary to calculate an NAV) as of March 25 of $1,249,485,022. As discussed below, the Fund is in the process of reevaluating its historical valuations of variance swaps and certain other holdings, which may lead to a reduction in the NAV for February 18 and earlier periods. Subject to that possible revaluation, the decrease in asset value assigned to the portfolio on February 18 to the March 25 asset value of $1,249,485,022 is currently attributable primarily to the value realized on liquidation of the Fund's bilateral OTC positions compared to their stated value on February 18. These positions included variance swaps, and other OTC swaps and options positions, that represented approximately 18% and 11%, respectively, of the Fund's NAV on February 18, 2021.

4894-8993-7954.v1

122.   Similarly, by October 31, 2021 the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has reportedly refused to liquidate. Although the Volatility Fund claimed an NAV of $1.22 billion as of February 2021, the Volatility Fund only held $653 million following liquidation, confirming that the NAV had been overstated by $567 million.

123.   On February 17, 2022, defendant Velissaris was indicted by the DOJ for securities fraud and obstruction of justice for orchestrating a scheme to lie to the Funds' investors and falsify documents. On the same day, both the SEC and the CFTC also charged defendant Velissaris with fraud for overvaluing the Funds' assets by more than $1 billion while pocketing tens of millions of dollars in fees. The complaints allege in part that Velissaris accomplished his scheme by, among other methods: (i) surreptitiously inputting false information into the models; (ii) changing the models' standard underlying computation codes; and (iii) using improper pricing templates to guarantee the pricing service would return whatever artificial values he wanted rather than the values that the independent pricing service models would produce without Velissaris' nefarious actions. Using these fraudulent valuations, the complaints allege, Velissaris successfully caused Infinity Q to show hundreds of millions of dollars in false, exaggerated gains, creating a false record of success that Infinity Q in turn used to charge inflated fees, induce existing pool participants to commit additional monies, and lure in new participants.

124.   Adding insult to injury, Infinity Q is currently holding investors' money hostage, withholding approximately $750 million from Diversified Fund investors and refusing to give back any money to Volatility Fund investors unless they release defendants from liability. In the meantime, there is a substantial risk that defendants are continuing to deplete the assets of the Funds through legal defense costs, effectively treating investor assets as an enormous legal defense fund.

4894-8993-7954.v1

Investors in both Funds are now therefore left waiting for an unknown amount of time to learn what their investments in each of the Funds are actually worth and what they will receive at liquidation.[9]

CLASS ACTION ALLEGATIONS

125.   Plaintiffs bring this action as a class action on behalf of a class consisting of all persons and entities who purchased the securities of the Funds during the Class Period, and were damaged thereby (the "Class"). Excluded from the Class are defendants, the officers and directors of Infinity Q, members of the Individual Defendants' immediate families, their legal representatives, heirs, successors, or assigns, and any entity in which the officers and directors of Infinity Q have or had a controlling interest.

126.   The members of the Class are so numerous that joinder of all members is impracticable. The last reported NAVs for each of the Funds exceeded a billion dollars, representing a large investor base. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Funds or their transfer agents and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions, including being given an opportunity to exclude themselves from the Class.

127.   Plaintiffs' claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by defendants' wrongful conduct in violation of the federal laws complained of herein.

---

[9]   On December 3, 2021, the Diversified Fund made an initial "Interim Distribution" in accordance with the terms of the Plan to certain of the Diversified Fund's shareholders as of February 18, 2021 in the form of a cash liquidating distribution. On April 28, 2022, the Diversified Fund made a "Second Interim Distribution" to certain of the Diversified Fund's shareholders.

128.   Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

129.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)   whether defendants violated the Securities Act;

(b)   whether defendants violated the Exchange Act;

(c)   whether statements made by defendants to investors misrepresented material facts about the operations and valuation of the Funds; and

(d)   to what extent the members of the Class have sustained damages and the proper measure of damages.

130.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.


SECURITIES ACT COUNTS

COUNT I

**Violation of §11 of the Securities Act Against the Trust, the Adviser,
the Individual Defendants, the Underwriter, the Administrator, and the Auditor**


131.   Lead Plaintiff Schiavi and Dattani repeats and realleges each and every allegation contained above.

132.   This Count is brought solely on behalf of purchasers in the Diversified Fund during the Class Period, and, for the purposes of this Count, expressly excludes and disclaims any allegation

that could be construed as alleging fraud or intentional or reckless conduct, as this Count is solely

based on claims of strict liability and/or negligence under the Securities Act. For purposes of

asserting this Count, Lead Plaintiff Schiavi and Dattani does not allege that defendants acted with

scienter or fraudulent intent, which are not elements of a §11 claim.

133.   As the issuer, the Trust is strictly liable under the Securities Act. Liability under this

Count is also predicated on the Individual Defendants' signing of the Registration Statements, their

positions as directors, and/or the filings incorporated by reference therein for the offerings, and all

Securities Act defendants' respective participation in the offerings, which were conducted pursuant

to the offering materials. The Underwriter served as the underwriter with respect to the offer and

sale of the shares issued by the Diversified Fund. In addition, the Adviser, the Administrator, and

the Auditor each consented to having been named as the persons who prepared or certified parts of

the Registration Statements, which such portions are alleged herein to be materially false and

misleading.

134.   The Registration Statements were inaccurate and misleading, contained untrue

statements of material fact, omitted to state other facts necessary to make the statements made not

misleading, and omitted to state material facts required to be stated therein.

135.   None of the defendants named herein made a reasonable investigation or possessed

reasonable grounds for the belief that the statements contained in the Registration Statements were

true and without omissions of any material facts and were not misleading.

136.   Lead Plaintiff Schiavi and Dattani acquired shares of the Diversified Fund pursuant to

the Registration Statements. Lead Plaintiff Schiavi and Dattani sustained damages as a result of the

violation, as the value of shares of the Diversified Fund has declined substantially subsequent to and

due to defendants' violations.

4894-8993-7954.v1

137.   Less than one year has elapsed since the time that Lead Plaintiff Schiavi and Dattani discovered, or could reasonably have discovered, the facts upon which this Complaint is based. Less than three years has elapsed since the time that the securities at issue in this Count were bona fide offered to the public.

138.   As a result of the wrongful conduct alleged herein, Lead Plaintiff Schiavi and Dattani suffered damages in an amount to be established at trial.

139.   By reason of the foregoing, the Trust, the Adviser, the Individual Defendants, the Underwriter, the Administrator, and the Auditor have violated §11 of the Securities Act and are each jointly and severally liable to Lead Plaintiff Schiavi and Dattani and the Class for the substantial damages which were suffered in connection with their purchases of the Diversified Fund's securities on behalf of the account holders.

COUNT II

Violation of §12(a)(2) of the Securities Act Against the Trust, the Adviser, the Individual Defendants, and the Underwriter

140.   Lead Plaintiff Schiavi and Dattani repeats and realleges each and every allegation contained above.

141.   This Count is brought solely on behalf of purchasers in the Diversified Fund during the Class Period, and, for the purposes of this Count, expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless conduct, as this Count is solely based on claims of strict liability and/or negligence under the Securities Act. For purposes of asserting this Count, Lead Plaintiff Schiavi and Dattani does not allege that defendants acted with scienter or fraudulent intent, which are not elements of a §12(a)(2) claim.

4894-8993-7954.v1

142.   The defendants named herein were sellers and offerors and/or solicitors of purchasers of the shares of the Diversified Fund offered pursuant to the Prospectuses and other offering and marketing materials and communications.

143.   The Prospectuses contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The actions of solicitation included participating in the preparation of the false and misleading Prospectuses and participating in marketing the shares of the Diversified Fund to investors, including Lead Plaintiff Schiavi and Dattani.

144.   Each of the defendants named herein owed to the purchasers of Diversified Fund shares, including Lead Plaintiff Schiavi and Dattani, the duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses and corresponding supplements and amendments to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

145.   Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Prospectuses as set forth above.

146.   Lead Plaintiff Schiavi and Dattani purchased shares of the Diversified Fund pursuant to the defective Prospectuses. Lead Plaintiff Schiavi and Dattani did not know, nor in the exercise of reasonable diligence could it have known, of the falsehoods and omissions contained in the Prospectuses.

147.   By reason of the conduct alleged herein, each of the defendants named herein violated §12(a)(2) of the Securities Act. As a direct and proximate result of such violations, Lead Plaintiff Schiavi and Dattani and the Class, which acquired shares pursuant to the offering materials, sustained substantial damages in connection with their acquisition of shares of the Diversified Fund.

Accordingly, for the shares of the Diversified Fund held by Lead Plaintiff Schiavi and Dattani and

the Class and issued pursuant to the offering materials, Lead Plaintiff Schiavi and Dattani and the

Class have the right to rescind and recover the consideration paid for their shares, with interest

thereon, and hereby tender their shares to Infinity Q. For shares of the Diversified Fund that they

sold, Lead Plaintiff Schiavi and Dattani and the Class seek damages to the extent permitted by law.

COUNT III

Violation of §15 of the Securities Act Against the Adviser,
the Individual Defendants, Bonderman, IQME, and the Administrator

148.   Lead Plaintiff Schiavi and Dattani repeats and realleges each and every allegation

contained above.

149.   This Count is brought solely on behalf of purchasers in the Diversified Fund, and, for

the purposes of this Count, expressly excludes and disclaims any allegation that could be construed

as alleging fraud or intentional or reckless conduct, as this Count is solely based on claims of strict

liability and/or negligence under the Securities Act. For purposes of asserting this Count, Lead

Plaintiff Schiavi and Dattani does not allege that defendants acted with scienter or fraudulent intent,

which are not elements of a §15 claim.

150.   The Adviser managed and controlled the business affairs of the Diversified Fund and

was a control person of the Diversified Fund.

151.   Each of the Individual Defendants was a control person of the Diversified Fund,

Trust, and/or Adviser by virtue of their positions as a Director, Trustee, and/or senior officer of the

Diversified Fund, Trust, or Adviser.

152.   Bonderman and IQME also were control persons of the Adviser, with each owning

more than 25% of the Adviser.

153.   The Administrator was a control person of the Underwriter.

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154.   By reason of such conduct, the defendants named in this Count are liable as control persons pursuant to §15 of the Securities Act.

155.   Each of the defendants named herein was also a culpable participant in the violations of §§11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on their having signed the Registration Statements and/or having otherwise participated in the process which allowed the offer and sale of shares of the Diversified Fund to be successfully completed. By reason of such conduct, the defendants named in this Count are liable to Lead Plaintiff Schiavi and Dattani and other members of the Class who purchased the Diversified Fund during the Class Period pursuant to §15 of the Securities Act for the damages sustained by Lead Plaintiff Schiavi and Dattani and the Class as a result of the violations of §§11 and 12(a)(2) of the Securities Act, in an amount to be determined at trial.

EXCHANGE ACT COUNTS AND ADDITIONAL ALLEGATIONS

156.   Plaintiffs repeat and reallege ¶¶1-130 contained above.

ADDITIONAL ALLEGATIONS OF SCIENTER

157.   In support of the Exchange Act counts, the following facts support a compelling inference that the Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Funds acted with sufficient scienter at all relevant times. At the very least, these defendants knew about (or recklessly disregarded) the manipulation of NAV pricing and/or had access to additional facts rendering their public statements materially false or misleading.

**Defendants' Positions, Awareness,
and Direct Involvement in the Funds**

158.   The Trust was the issuer of the Diversified Fund and the filer of the Prospectuses, and actively controlled the day-to-day operations of the Diversified Fund. The Board was comprised of

the officers of the Trust, many of whom signed the Prospectuses and all of whom exercised control

over the Diversified Fund and the Diversified Fund's marketing efforts.

159.   Similarly, the Volatility Master Fund was the issuer of the Volatility Fund, and the

Volatility Feeder Fund operated as a "feeder" fund into the Volatility Fund.

160.   Infinity Q was the Adviser to the Funds during the Class Period. Infinity Q retained

the authority to make all investment decisions for the Funds, in exchange for a monthly management

fee.

161.   Defendant Kashmerick was the Chairman of the Board, as well as the Trust's

President and Principal Executive Officer during the Class Period. Defendants Chrystal, DiUlio, and

Resis were trustees of the Board during the Class Period. All three signed the Prospectuses.

162.   Defendants Simon and Jensen were officers of the Trust during the Class Period.

Defendant Simon also signed the Prospectuses.

163.   Defendant Velissaris was a Director of the Adviser during the Class Period, and until

February 20, 2021, was its CIO. Additionally, Velissaris was a member of the Board of Directors

for the Volatility Feeder Fund and was responsible for the overall management and control of the

Volatility Fund. According to the government complaints, Velissaris also took various steps to

conceal his fraud, including: (i) providing falsified swap term sheets to Infinity Q's auditors;

(ii) surreptitiously making retroactive changes to Infinity Q's written valuation policy; and

(iii) creating phony minutes for meetings of Infinity Q's valuation committee that never happened.

164.   The SEC complaint further alleged:

> By March 2020, when faced with market volatility caused by the COVID-19
> pandemic, [defendant] Velissaris knew that the Funds were poorly positioned for
> increasing market turmoil and that they were at risk of failing. [To buy more time,]
> Velissaris sought a $100 million cash infusion from affiliates of Infinity Q's partial
> owner [which apparently is defendant Bonderman], but the proposed loan was never
> made. In response and to try to stave off the . . . Funds' failure, Velissaris stepped up

his manipulation of the valuations of positions held by the . . . Funds, resulting in the overvaluation of each of the Funds' net assets by hundreds of millions of dollars. This overvaluation attracted hundreds of millions of dollars in additional investments and forestalled investor redemptions, all while some funds with similar investment strategies struggled or failed.

165.   Defendants Potter and Lindell were officers of the Adviser during the Class Period. Additionally, both Potter and Lindell were members of the Board of Directors for the Volatility Feeder Fund and were responsible for the overall management and control of the Volatility Fund. As trustees, directors, and/or executive officers of the Trust and/or Adviser, the Individual Defendants participated in the solicitation and sale of fund shares to investors in the Funds for their own benefit and the benefit of Infinity Q. Together, their positions, activities, and direct involvement with the day-to-day operations with either or both Funds indicate that they knew (or should have known) about the manipulation of NAV pricing and/or had access to additional facts rendering their public statements materially false or misleading.

166.   Moreover, defendants Velissaris, Potter, Chrystal, DiUlio, Resis, Kashmerick, and Simon all signed the Registration Statements of the Diversified Fund. In so doing, they held themselves out to the investing public as those persons most knowledgeable about the day-to-day operations of the Diversified Fund, including the Fair Value Pricing model.

167.   Defendant U.S. Bancorp was the Administrator for the Volatility Fund, the transfer agent for the Diversified Fund, and the parent company of Quasar during the Class Period. U.S. Bancorp received fees, commissions, and/or profits from the Trust as part of its role as the Administrator for the Volatility Fund. As Administrator, U.S. Bancorp was responsible for the computation of performance data, including NAV per share and yield.

168.   U.S. Bancorp provided its own senior employees to serve as the Diversified Fund's officers (including the fund's Chief Compliance Officer) and assembled its own group of trustees to

serve as the Diversified Fund's Board. The Board had direct statutory responsibility, under the ICA, for accurately calculating the value of the Diversified Fund's securities every trading day, and it contracted exclusively with U.S. Bancorp to fulfill that duty on a day-to-day basis under the Board's supervision. And because roughly two thirds of the Diversified Fund's portfolio consisted solely of cash, U.S. Bancorp's only valuation obligations related to the Diversified Fund's derivative securities, largely swap contracts, which accounted for the other third of the portfolio.

169.   In connection with its valuation duties (as well as its other responsibilities owed to the Diversified Fund), U.S. Bancorp agreed to be responsible for its own negligence and to indemnify the Diversified Fund for any losses incurred as a result. Under the Diversified Fund's Declaration of Trust, the members of the Board also assumed liability for their own actions, including their own gross negligence and breaches of the duty of care.

170.   The SEC complaint further alleged:

> In April 2018, Velissaris edited a draft response for the CCO to send to representatives of the Administrator, who had inquired about Infinity Q's valuation process. The draft response, after Velissaris's edits, represented: "Infinity Q does not price any securities ourselves. Prices are either provided by [the Pricing Service] directly to [the Administrator] for non-vanilla OTC instruments or we forward [Pricing Service] values to [the Administrator] for positions not requiring [Pricing Service] valuation." This response was then sent by the CCO to representatives of the Administrator with Velissaris copied. Representatives of the Administrator replied to the CCO, with Velissaris copied, that the approach was acceptable to them as long as Infinity Q was "complete and thorough in your summary." The Administrator further stated that "anything that is not downloaded directly from [the Pricing Service] is adviser priced even if you use models on [the Pricing Service] to complete the valuations. This is due to Infinity Q still having the ability to change inputs or calibrate any of the models."

171.   Thus, U.S. Bancorp as the Administrator was fully aware during the Class Period that Infinity Q had "the ability to change inputs or calibrate any of the models."

172.   U.S. Bancorp permitted Infinity Q and Velissaris to select and manipulate the pricing models utilized through a pricing service offered by Bloomberg Finance ("Bloomberg"), as well as

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the inputs relied upon by the models to estimate prices, despite Infinity Q's obvious financial incentive to inflate the Funds' prices to avoid reporting investment losses.

173.   While U.S. Bancorp repeatedly informed the Board throughout the Class Period that such valuations could be "easily" checked on Bloomberg, it did not (and could not) independently verify the prices. Rather, throughout the Class Period, U.S. Bancorp merely downloaded prices from Bloomberg that had been created and manipulated by Infinity Q, which it then integrated directly into the Funds' published NAVs.

174.   The differences between the Funds' prices and those reported for the same securities by the Funds' counterparties (and even Infinity Q itself with respect to other accounts) diverged by millions of dollars, but U.S. Bancorp had no process for cross-checking the Funds' prices and thus never discovered the discrepancies.

175.   Defendant EisnerAmper was the Funds' auditor during the Class Period. EisnerAmper audited and certified the Diversified Fund's consolidated statement of assets and liabilities, which was filed annually with the SEC in the Diversified Fund's Annual Report – stating that EisnerAmper assessed "the risks of material misstatement of the financial statements, whether due to error or fraud." Defendant EisnerAmper also audited and certified the consolidated financial statements of assets and liabilities concerning the Volatility Fund.

176.   According to the derivative complaint, EisnerAmper informed Infinity Q "in an August 2020 meeting that, as part of its annual audit review, EisnerAmper would 'utilize a third-party valuation specialist to assist in the review of the valuations of the Fund's Level 3 securities,' and that an area of 'emphasis' would be '[m]anagement's judgment in estimating valuation related to over-the-counter Level 3 derivatives.'"

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177.   "However, the methodology that EisnerAmper utilized for the testing, which was ultimately approved by the . . . Audit Committee, was fundamentally flawed for the same reasons that U.S. [Bancorp's] ongoing oversight was deficient and not identifying substantial pricing errors."

178.   The derivative complaint further alleged:

EisnerAmper claimed to have "independently tested on a sample basis the model utilized in determining the valuation using inputs from the instruments term sheets and an implied volatility based on an independent broker-quote or recalculation using Bloomberg," as well as the control "whereby the [model] valuations from Bloomberg are independently downloaded by U.S. Bancorp Global Fund Services (Fund Administrator) and compared to the Investment Advisor's download."

179.   But, like U.S. Bancorp's fundamentally flawed process, "EisnerAmper mistakenly relied on the fraudulent B-Val models and inputs created by Infinity Q, and did not attempt to truly replicate or independently verify the valuations that Infinity Q had been reporting. Indeed, . . . attempting to match Velissaris's extensive modifications to the models and inputs would have immediately revealed the pricing misconduct."

180.   As a result, EisnerAmper's review revealed only $4.5 million in pricing discrepancies, despite that only a few months later the SEC would reveal that the swap portfolio was nearly worthless and the Diversified Fund's portfolio alone would be marked down by $500 million.

181.   EisnerAmper also arranged to have three sample swaps (of more than 150 contracts) independently tested by an outside valuation specialist. But the sample size was so small that, when Velissaris learned of the swaps that EisnerAmper planned to test, he was able to fraudulently modify the term sheets so as to change the factors affecting their value and prevent detection. Although Infinity Q personnel had already uploaded the actual term sheets to an online portal accessible to EisnerAmper, Velissaris arranged to have them replaced by the altered term sheets.

182.   While EisnerAmper knew that the term sheets had been purportedly "updated" by

Infinity Q without an explanation of what might have changed about the transactions, it made no

effort to compare the two versions or otherwise determine why the original term sheets had been

altered.   The position that was tested and purportedly confirmed by EisnerAmper's valuation

specialist was valued at over $22 million, but would soon prove to be worth less than $5 million.

The derivative complaint alleged that "[b]ased on this wholly deficient review, EisnerAmper

concluded that any pricing discrepancies within the Fund's portfolio were immaterial and that the

risk of 'material misstatement of the valuation of derivatives [had] been reduced to an acceptable

level.'"

183.   Together, U.S. Bancorp and EisnerAmper represented themselves to the investing

public as neutral arbiters of the financial health of the Funds. In order to properly perform their

respective roles, each was required to have access to, understand, and evaluate the financial positions

of the Funds, including the NAV. In addition, each were compensated for their roles with the Funds

and benefited financially from the services rendered and the artificially high NAVs that the Funds

fraudulently reported.

184.   Defendants Bonderman and IQME each owned more than 25% of the Adviser and

were control persons of the Adviser during the Class Period.

185.   As highlighted above in ¶164, both Bonderman and IQME were aware through

Velissaris' search for a $100 million bail out loan, that Infinity Q was in dire straits in March 2020 .

However, despite not receiving the loan, through Infinity Q's mismarking of assets, Infinity Q

managed to post extremely strong financial results and attract a great deal more investors and capital

than previously obtained. Simultaneously, according to the SEC, "while multiple competitors of

Infinity Q failed or struggled," Infinity Q thrived. Thus, the unexpected growth and success of

Infinity Q, despite nearly failing in March 2020, indicates that Bonderman and IQME knew (or should have known) that these strong results could have only been achieved through the manipulation of NAV pricing as alleged herein.

186.   According to a Diversified Fund Prospectus, the Adviser exercised significant control over the NAV via fair value pricing. "Fair value pricing is used when market quotations are not readily available, the Fund's pricing service does not provide a valuation (or provides a valuation *that in the judgment of the Adviser does not represent the security's fair value*), or when, *in the judgment of the Adviser, events have rendered the market value unreliable*." Not only did the Adviser, and its control persons, have significant opportunity to manipulate the valuation in accordance with their "judgment," the fair value pricing model required the Adviser, the Administrator, and the Individual Defendants to closely monitor the valuations being returned from the third-party pricing consultant. Thus, each defendant named in this section either knew, or should have known, that the values being returned from the pricing service provider did not match those reported into the daily NAV, or that the variables being reported to the pricing service provider, critical to the underlying basis of the Adviser's "judgment," were incorrect.

Magnitude of the Fraud

187.   After reporting NAV of approximately $1.7 billion, the Diversified Fund held only $1.2 billion in cash following liquidation, confirming that the Diversified Fund NAV had been overstated by over $500 million. Similarly, after reporting that the NAV of the Volatility Fund was $1.22 billion, the Volatility Fund only held $653 million in cash following liquidation, confirming that the NAV had been overstated by $567 million. Together, the two overstatements amount to a fraudulent overstatement of the Funds' NAV by more than $1 billion. Put differently, the value of the two Funds combined was artificially inflated by more than *100%* as a result of the fraudulent

scheme. The enormous scope of the fraud indicates that each of the defendants named in this section must have been aware of (or recklessly disregarded) the NAV pricing manipulation scheme.

Governmental Actions

188.   On February 17, 2022, defendant Velissaris was indicted by the DOJ for securities fraud and obstruction of justice for orchestrating a scheme to lie to the Funds' investors and falsify documents. On the same day, both the SEC and the CFTC also charged defendant Velissaris with fraud for overvaluing the Funds' assets by more than $1 billion while pocketing tens of millions of dollars in fees. The presence of multiple regulatory actions further bolsters scienter.

Infinity Q's Own Admissions

189.   In their February 22, 2021 letter to the SEC, Infinity Q stated that "it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days." Further, in an admission of the extent of the fraud, the letter stated "that establishing and verifying those alternative methods may take several days or weeks" and that "Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations." Infinity Q has subsequently disclosed in conversations with investors that the investigation extends back to at least 2018. The scheme to misstate the Funds' NAV was not a small or isolated action, but an extensive and pervasive one about which each of the defendants named in this section either knew or were reckless in not knowing.

The Steel Sky Investment

190.   In May 2020, the Volatility Fund made a $2.75 million investment in a private venture fund called Steel Sky, which the Volatility Fund has been unable to wind down. In violation of the Funds' purported controls and procedures, Steel Sky is managed by defendant Velissaris'

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wife, Maria Velissaris. This unorthodox and conflicted investment further establishes defendant Velissaris' knowing use of the Volatility Fund for personal gain, as well as an abdication of the oversight responsibility of the Board and the officer defendants.

Oversight and Price Check Controls

191.   According to a Diversified Fund Registration Statement, the Board provided reasonable oversight of the Diversified Fund's NAV calculation. The Valuation Committee of the Board was required to ensure that "[s]uch securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board." Similarly, Infinity Q and the Administrator were tasked with reviewing and ensuring the accuracy of the Funds' NAV, which was purportedly audited by the Auditor. Defendants either failed to employ the valuation procedures, policies, and controls as represented to investors, or knowingly misrepresented the Funds' NAV.

Motive and Opportunity

192.   Defendants had the motive and opportunity to commit fraud. Many of the defendants were compensated both in fixed retainer fees and based on the performance of the Diversified Fund's NAV. Infinity Q, as the Adviser, was compensated by the Diversified Fund with "an investment advisory fee computed daily and payable monthly, based on a rate equal to 1.70% of the Fund's average daily net assets." As an example, for the fiscal year completed August 31, 2019, Infinity Q was paid over $8.3 million in advisory fees by the Diversified Fund.

193.   Infinity Q charged participants in the Diversified Fund a monthly management fee equal to 12.5 basis points (or 1.5% on an annual basis) multiplied by the average daily value of the participant's share of the mutual fund's net assets during the preceding month.

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194.   Infinity Q charged participants in the Volatility Fund two types of fees: (a) a monthly management fee equal to 12.5 basis points (or 1.5% on an annual basis) multiplied by the average daily value of the participant's share of the hedge fund's net assets during the preceding month; and (b) a performance fee equal to 15% of the net capital appreciation (*i.e.*, profits) Infinity Q generated in the fund.

195.   As a consequence of the fee structures in the Funds, Infinity Q and the Individual Defendants all were highly compensated, and such compensation increased with the Funds' NAV; first, by the management fee measured by the average daily value, and second with the performance fees associated with the profits of the Funds.

196.   Similarly, as Administrator of the Volatility Fund, U.S. Bancorp, dba "Global Fund Services," was also compensated based on the daily NAV calculation. For example, for the fiscal year ended August 31, 2019, U.S. Bancorp was compensated $405,464.

197.   The independent trustees were also compensated at a retainer of $43,000 per year and a fee of $1,000 per each meeting of the Board attended, as well as for expenses in connection with Board meetings.

198.   Additionally, according to the SEC, Velissaris alone allegedly "collected more than $26 million in profit distributions through his fraudulent conduct and without disclosing his activities to investors."

Additional Indicia of Scienter

199.   Further indications that defendants, including the Auditor, either were or should have been aware of the nature and extent of the fraud is evidenced by how obvious the manipulation scheme was to uncover. As reported by *The Wall Street Journal*, one reported valuation was mathematically impossible, and in another instance, the disclosures show Infinity Q entered two

nearly identical swaps contracts referencing the same index over the same period, yet booked a gain on one that was more than three times as large as the other – an outcome analysts said defied logic. The nonsensical nature of the valuations further indicate that each of the defendants named in this section either knew, or should have known, about the Funds' fraudulently calculated NAV.

NO SAFE HARBOR

200.   The statutory safe harbor and/or bespeaks caution doctrine applicable to forward-looking statements under certain circumstances does not apply to any of the false and misleading statements pleaded in this complaint.

201.   First, none of the statements complained of herein was a forward-looking statement. Rather they were historical statements, or statements (or omissions) of purportedly current facts and conditions at the time the statements were made. Second, the statutory safe harbor does not apply to statements included in financial statements which purport to have been prepared in accordance with GAAP.

202.   To the extent any of the false or misleading statements alleged herein can be construed as forward-looking, the statements were not accompanied by meaningful cautionary language identifying important facts that could cause actual results to differ materially from those in the statements. Thus, Infinity Q's verbal and written "Safe Harbor" warnings accompanying its forward-looking statements issued during the Class Period were ineffective to shield those statements from liability.

203.   Defendants are also liable for any false or misleading forward-looking statements pleaded because, at the time each forward-looking statement was made, the speaker knew the forward-looking statement was false or misleading and the forward-looking statement was

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authorized and/or approved by an executive officer of Infinity Q who knew that the forward-looking statement was false.

APPLICABILITY OF THE PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET

204.   Plaintiffs will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

- defendants made public misrepresentations or failed to disclose material facts during the Class Period;

- the omissions and misrepresentations were material;

- the securities of the Funds were traded in an efficient market and were liquid and traded with moderate to heavy volume during the Class Period;

- the securities of the Funds were covered by multiple analysts;

- the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the securities of the Funds; and

- plaintiffs purchased, acquired, and/or sold the securities of the Funds between the time defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

205.   Based upon the foregoing, plaintiffs are entitled to a presumption of reliance upon the integrity of the market.

206.   Additionally, plaintiffs are entitled to the presumption of reliance established by the Supreme Court in *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), as defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

207.   Alternatively, plaintiffs can establish direct reliance because the misrepresentations were of fundamental importance to investors in the Funds and no reasonable investor would have invested in the Funds at the prices paid, or at all, if they had known the truth.   The

misrepresentations involved the central aspects of the Funds' value, such as the Funds' NAV and valuation policies and procedures.

208.   These material misrepresentations were uniformly relied upon by all investors in making their respective investment decisions.

LOSS CAUSATION/ ECONOMIC LOSS

209.   As a result of defendants' scheme, the Funds were overvalued throughout the Class Period. Put simply, the Funds' valuation data was false and their NAVs – which directly impacted the purchase price of the Funds' securities – were artificially inflated. Accordingly, the Funds' shares were overvalued and were worth less than represented.

210.   The revelation of the facts and circumstances that defendants had misleadingly omitted exposed both defendants' scheme and the overvaluation from the public. The sharp decrease in value to both Funds were directly caused, in part, by revelation of defendants' valuation scheme. The revelation of defendants' scheme revealed that investors had paid more for the Funds' shares than they would have paid but for the scheme. Ultimately, the Funds were forced into liquidation. By November 8, 2021, the Diversified Fund completed the liquidation of its assets. Although the last reported NAV of the Diversified Fund was approximately $1.7 billion, the Diversified Fund only held $1.2 billion following liquidation, confirming that the NAV had been overstated by over $500 million. Similarly, by October 31, 2021 the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has reportedly refused to liquidate. Although the last reported NAV of the Volatility Fund was $1.22 billion, the Volatility Fund only held $653 million following liquidation, confirming that the NAV had been overstated by $567 million.

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211.   Adding insult to injury, Infinity Q is current holding investors' money hostage, withholding approximately $750 million from Diversified Fund investors and refusing to give back any money to Volatility Fund investors unless they release defendants from liability. This improper conduct has further compounded investor damages.

COUNT IV

Violation of §10(b) of the Exchange Act and Rule 10b-5 Against the Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Volatility Master Fund

212.   Plaintiffs repeat and reallege each and every allegation contained above.

213.   This Count is asserted against defendants the Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Volatility Master Fund, and is based upon §10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by the SEC.

214.   During the relevant time period, the Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Volatility Master Fund, individually and in concert, directly or indirectly, disseminated or approved the false statements specified above in the Prospectuses, Offering Memorandum(s), Annual Reports, and other periodic filings, marketing materials, and communications, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

215.   The Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Volatility Master Fund violated §10(b) of the Exchange Act and Rule 10b-5 in that they: (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or (c) engaged in acts, practices,

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and a course of business that operated as a fraud or deceit upon plaintiffs and the Class in connection with their purchases of the Funds' securities.

216.   The Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Volatility Master Fund acted with scienter in that they: (a) knew that the public documents and statements issued or disseminated in the name of the Trust and the Volatility Master Fund were materially false and misleading; (b) knew that such statements or documents would be issued or disseminated to investors, including plaintiffs and the Class; and (c) knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the securities laws. These defendants, by virtue of their receipt of, or access to, information reflecting the true facts of the Funds, their control over, and/or receipt and/or modification of the Trust's allegedly materially misleading statements, and/or their associations with the Funds which made them privy to confidential proprietary information concerning the Funds, participated in the fraudulent scheme alleged herein.

217.   The Individual Defendants, who are the senior officers and/or directors of the Funds, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive plaintiffs and other investors, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other personnel to investors, including plaintiffs.

218.   As a result of the foregoing, the Funds' securities were artificially inflated during the Class Period. Plaintiffs relied on the statements described above and/or the integrity of the market price of the Funds' securities during the Class Period in purchasing the Funds' securities at prices that were artificially inflated as a result of the false and misleading statements by the Funds, the

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Trust, the Adviser, the Administrator, the Individual Defendants, the Auditor, and the Volatility

Master Fund.

219.   Had plaintiffs been aware that the price of the Funds' securities had been artificially

and falsely inflated by defendants' misleading statements and by the material adverse information

which defendants failed to disclose, as alleged herein, plaintiffs and the Class would not have

purchased the Funds' securities at the artificially inflated prices that they did, or at all, and would not

have retained such securities.

220.   As a result of the wrongful conduct alleged herein, plaintiffs and the Class have

suffered damages in an amount to be established at trial.

221.   By reason of the foregoing, the Trust, the Adviser, the Administrator, the Individual

Defendants, the Auditor, and the Volatility Master Fund have violated §10(b) of the Exchange Act

and Rule 10b-5 promulgated thereunder and are liable to plaintiffs and the Class for the substantial

damages which were suffered in connection with their purchases of the Funds' securities.

COUNT V

**Violation of §20(a) of the Exchange Act Against the Adviser,
the Individual Defendants, Bonderman, and IQME**

222.   Plaintiffs repeat and reallege each and every allegation contained above.

223.   During the Class Period, the Adviser managed and controlled the business affairs of

the Funds and was a control person of the Funds.

224.   During the Class Period, Potter, Velissaris, and Lindell participated in the operation

and management of the Funds and Infinity Q, and conducted and participated, directly and indirectly,

in the conduct of the Funds' and Infinity Q's business affairs. Because of their senior positions, they

knew, had access to, or recklessly disregarded the adverse non-public information regarding the

Funds' and Infinity Q's business practices.

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225.   As officers and/or directors, the Individual Defendants each had a duty to disseminate accurate and truthful information with respect to the Funds' financial condition and results of operations, and to correct promptly any public statements issued by the Funds or Infinity Q which had become materially false or misleading.

226.   Infinity Q was an outgrowth of Bonderman's family wealth management office, Wildcat Capital Management, and was established and ultimately overseen by Bonderman. Bonderman and IQME, by virtue of their ownership of over 25% of the Adviser, are each a control person of the Adviser.

227.   Because of their positions of control and authority, the Adviser, Individual Defendants, Bonderman, and IQME were able to, and did, control the contents of the various periodic reports, press releases, and public filings which the Trust and Infinity Q disseminated in the marketplace. The Adviser, the Individual Defendants, Bonderman, and IQME exercised their power and authority to cause the Trust and Infinity Q to engage in the wrongful acts complained of herein. The Adviser, the Individual Defendants, Bonderman, and IQME, therefore, were controlling persons of the Trust and Infinity Q within the meaning of §20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged, which artificially inflated the market prices of the Funds' securities.

228.   Each of the Adviser, the Individual Defendants, Bonderman, and IQME, therefore, acted as a controlling person of the Trust and Infinity Q. By reason of their senior management positions and/or being directors, and/or their ability to control the Trust and Infinity Q, each of the Adviser, the Individual Defendants, Bonderman, and IQME had the power to direct the actions of, and exercised the same to cause, the Trust and Infinity Q to engage in the unlawful acts and conduct complained of herein. Each of the Adviser, the Individual Defendants, Bonderman, and IQME

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exercised control over the general operations of the Trust and Infinity Q and possessed the power to control the specific activities which comprise the primary violations about which plaintiffs and the Class complain.

229.   By reason of the above conduct, the Adviser, the Individual Defendants, Bonderman, and IQME are liable to plaintiffs and the Class pursuant to §20(a) of the Exchange Act, in an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs respectfully pray for judgment as follows:

A.   Declaring and determining that defendants violated the Securities Act and Exchange Act by reason of the acts and omissions alleged herein;

B.   Awarding plaintiffs compensatory damages against all defendants, jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

C.   Awarding plaintiffs reasonable costs and expenses incurred in this action, including, but not limited to, attorneys' fees and costs incurred by consulting and testifying expert witnesses;

D.   Awarding rescission or a rescissory measure of damages for Class members who purchased securities issued by the Funds during the Class Period; and

E.   Granting such other and further relief as the Court deems just and proper.

4894-8993-7954.v1

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: June 6, 2022

ROBBINS GELLER RUDMAN
  & DOWD LLP
ERIC I. NIEHAUS
BRIAN E. COCHRAN
JOHN M. KELLEY

s/ Eric I. Niehaus
ERIC I. NIEHAUS

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
ericn@rgrdlaw.com
bcochran@rgrdlaw.com
jkelley@rgrdlaw.com

ROBBINS GELLER RUDMAN
  & DOWD LLP
SAMUEL H. RUDMAN
ROBERT M. ROTHMAN
DAVID A. ROSENFELD
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
rrothman@rgrdlaw.com
drosenfeld@rgrdlaw.com

BOIES SCHILLER FLEXNER LLP
JOHN T. ZACH
55 Hudson Yards, 20th Floor
New York, NY 10001
Telephone: 212/446-2300
212/446-2350 (fax)
jzach@bsfllp.com

Lead Counsel for Lead Plaintiff

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CERTIFICATE OF SERVICE

I hereby certify under penalty of perjury that on June 6, 2022, I authorized the electronic

filing of the foregoing with the Clerk of the Court using the CM/ECF system which will send

notification of such filing to the email addresses on the attached Electronic Mail Notice List, and I

hereby certify that I caused the mailing of the foregoing via the United States Postal Service to the

non-CM/ECF participants indicated on the attached Manual Notice List.

s/ Eric I. Niehaus
ERIC I. NIEHAUS

ROBBINS GELLER RUDMAN
  & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Email: ericn@rgrdlaw.com

4894-8993-7954.v1